FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2, 2006

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO reports full year 2005 results: Dividend increase of 10% on the back of strong results”, dated January 31, 2006.

The information contained in this report is incorporated by reference into the Registration Statements on Form F-3 File Nos. 333-89136 and 333-104778 and the Registration Statements on Form S-8 File Nos. 333-81400, 333-84044, 333-128621, 333-128619 and 333-127660.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: February 1, 2006	By:	/s/ H.Y. Scott-Barrett

		Name:	H.Y. Scott-Barrett
		Title:	Member of the Managing Board

	By:	/s/ H.G. Boumeester

		Name:	H.G. Boumeester
		Title:	Member of the Managing Board

ITEM 1.
Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 31 January 2006

ABN AMRO reports full year 2005 results:
Dividend increase of 10% on the back of strong results

Full year 2005 performance (compared with full year 2004, based on underlying results as shown on page 4)

➢	Total operating income up (+14.4%) mainly as a result of organic growth in our mid-market franchises
➢	Strong growth in operating result (+20.2%) driven by our consumer and commercial client (C&CC) businesses as well as a strong improvement in Wholesale Clients (WCS)
➢	Provisions relatively stable (+5.2%) as the increase in C&CC is offset by releases in WCS
➢	Net operating profit increase (+26.1%) as a result of growth in C&CC and the improvement in WCS
➢	Full year dividend up (+10%) to EUR 1.10 per share

Fourth quarter 2005 performance (compared with third quarter 2005, based on underlying results as shown on page 6)
➢	Total operating income increase (+5.6%) especially due to good performances of WCS and the BU Brazil
➢	Provisions up (+43.5%) due to an increase in the BU Brazil and lower releases in WCS
➢	Net operating profit increase (+15.0%) on the back of good results in Private Equity and WCS as well as a low effective tax rate for the Group
➢	Disciplined capital management led to RWA reduction from EUR 272.4 bln to EUR 257.9 bln

Chairman's Statement
“We achieved strong results during the year, driven by strong organic growth in all our consumer and commercial client businesses. This organic growth reflects the benefits of continuing focus on the strong local relationships we have with our mid-market clients, supported by our high-quality global product capabilities. These factors, in combination with stable provisions and a lower effective tax rate, enabled us to report a highly satisfactory increase of 13.4% in net profit attributable to our shareholders.

With the new structure in place since 1 January, the focus in 2006 will be on growth, disciplined cost and capital management as well as on implementing improvements in our oversight and compliance programmes based on the Cease and Desist Order from the US and Dutch regulators. The Managing Board has therefore defined its priorities as organic revenue growth; the realisation of the synergies from the integration of Banca Antonveneta once the acquisition is completed, as well as the continued focus on realising cost synergies through the execution of the Group Shared Services programme; further improving the returns from our former wholesale banking activities; strict capital discipline across the Group; and implementing best-in-class compliance standards in all jurisdictions in which we operate. The realisation of these priorities will be facilitated by reaping the benefits of our new organisational structure and governance that are now aligned with our mid-market strategy and by working as one team across the bank. In short: One Bank. No Boundaries.”

Key figures Group results fourth quarter 2005

(in millions of euros)	quarterly							year

	Q4 2005	Q3 2005	% change	% change*	Q4 2004	% change	% change*	2005	2004	% change	% change*

Operating result	1,711	1,820	(6.0)	(7.6)	1,251	36.8	24.1	6,310	4,840	30.4	28.5
Provisioning	287	200	43.5	40.4	167	71.9	52.5	648	616	5.2	(7.1)
Operating profit before tax	1,424	1,620	(12.1)	(13.6)	1,084	31.4	19.7	5,662	4,224	34.0	33.6
Net operating profit	1,321	1,208	9.4	6.4	859	53.8	39.5	4,443	3,148	41.1	41.3
Profit for the period	1,321	1,208	9.4	6.4	1,269	4.1	(5.6)	4,443	3,940	12.8	12.9
Net profit attributable to shareholders	1,296	1,204	7.6	4.7	1,259	2.9	(6.3)	4,382	3,865	13.4	13.6
Earnings per share (euros)	0.70	0.65	7.7		0.75	(6.7)		2.43	2.33	4.3
Efficiency ratio	67.3%	65.7%			71.8%			68.2%	71.7%

(all figures are excluding consolidation effect of private equity holdings)
(* at constant forex rates)

	31 Dec 05	30 Sep 05	% change	31 Dec 05	31 Dec 04	% change

(in billions of euros)
Total assets	880.8	899.3	(2.1)	880.8	727.5	21.1
Group capital	43.2	42.3	2.1	43.2	33.2	30.1
Risk-weighted assets	257.9	272.4	(5.3)	257.9	231.6	11.4
Core tier 1 ratio	8.47%	7.64%		8.47%	6.32%
BIS tier 1 ratio	10.62%	9.67%		10.62%	8.46%
BIS capital ratio	13.14%	12.36%		13.14%	11.06%

Letter to the shareholder

I am writing to you on behalf of the Managing Board about our performance in 2005.

We achieved strong results during the year, driven by strong organic growth in all our consumer and commercial client businesses. This organic growth reflects the benefits of continuing focus on the strong local relationships we have with our mid-market clients, supported by our high-quality global product capabilities. These factors, in combination with stable provisions and a lower effective tax rate, enabled us to report a highly satisfactory increase of 13.4% in net profit attributable to our shareholders. In addition, we will propose to the general meeting of shareholders a full year dividend of EUR 1.10 per ordinary share for 2005, which is an increase of 10 euro cents compared with 2004.

The improvement in our performance is all the more satisfying as it means we more than made up for the loss of income from LeasePlan, a non-core but very profitable asset that we sold in 2004. It is also a good indication that our mid-market strategy is now firmly established and delivering results. In terms of the goals we announced for the period from 1 January 2005 to 31 December 2008, we are making substantial progress towards reaching our objectives of an average return on equity of 20% and a top five total return to shareholders position in our peer group of 20 banks by the end of 2008. We reported an average return on equity for 2005 of 23.5% . While we finished in seventh place in the 2002-2005 cycle, for the total return to shareholders cycle 2005 – 2008 we were in 12th place at the end of 2005. Nevertheless, we know there is much more untapped potential across the bank. The realignment of our organisational structure with our mid-market strategy, as announced on 14 October 2005, was the next logical step. We have created the Group Business Committee in order to drive coordination across the Client and Product Business Units (BUs) as well as the segments and Services, and to realise the available synergies. The Group Business Committee coordinates on an operational level while the Managing Board retains full responsibility for setting the Group‘s strategy and for managing its performance.

This alignment created five regional Client BUs, three Product BUs, two global Client BUs and a Services organisation. It also led to the unbundling of Wholesale Clients. By opening up our Wholesale Clients organisation, we are able to make our high-quality Wholesale Clients products available to all mid-market customers in every region, which should lead to strong organic revenue growth in the coming years. To support this ambition, the Managing Board is very happy that it has been joined from 1 January 2006 by three new colleagues: Huibert Boumeester, Piero Overmars and Ron Teerlink. Their presence on the Managing Board will help us to optimise the execution of our mid-market strategy in the coming years and to capitalise on the capabilities available across the bank to better serve all our clients.

We will do everything within our control to reach our ambitious goals in the coming years, but not at the expense of integrity. The Managing Board is fully committed to the bank’s Corporate Values and preserving the bank’s integrity and reputation. By complying with the relevant laws and regulations in each of the markets in which we operate, the bank safeguards its reputation, its licence to operate, and its ability to create sustainable value for all stakeholders. We believe that meeting the highest compliance standards is the basis for true competitive advantage. We will therefore strive to serve as a benchmark for the financial industry. The process of the acquisition of Banca Antonveneta clearly demonstrated our commitment to this high standard.

Unfortunately we faced some difficult compliance issues during the year and learned the hard way that being fully committed to compliance, in combination with our values and Business Principles, is in itself not enough. Since ABN AMRO signed a written agreement with the US bank regulators in 2004, it has been working actively with external experts to fully review the compliance area and to start implementing best-in-class compliance standards in all jurisdictions in which it operates. Bank regulators in the US and the Netherlands were continuously informed about these actions. A complete review of the causes of the shortcomings in the internal supervision of the activities of the US dollar clearing centre in New York was undertaken, as well as disciplinary actions against employees involved. We have also introduced a comprehensive compliance programme across the bank, based on the Basel principles (these principles describe the compliance activities that Boards and compliance functions of banks must guard and implement), including various training programmes for all staff to instil even more deeply a compliance mindset and ensure the required compliance skills.

In December 2005, the Dutch Central Bank and US regulators imposed a Cease and Desist Order on ABN AMRO, including a penalty of USD 75 mln and a voluntary endowment of USD 5 mln in connection with the deficiencies in the US dollar clearing centre of our New York branch and violations in New York of the OFAC regulations originating at our branch in Dubai. Based on these orders, ABN AMRO will have to further improve its oversight and compliance programmes. The right way forward is to accept full responsibility, take corrective action, and embed a proactive culture of compliance and full reporting to the regulators. This is what we have done and will continue to do. For ABN AMRO, nothing short of the highest standards of compliance are acceptable.

The year 2006 will be another important one for ABN AMRO, with the integration of Banca Antonveneta and the realisation of the planned cost synergies. We will work hard, in close collaboration with our new Italian colleagues, to realise the great opportunity of bringing innovation and improved service to our new clients in Italy. We have a history of successfully managing businesses across cultures and regions and have proven many times that we can add new businesses without losing the strong ties they have with their local communities and while continuing to keep their strong heritage. This is of particular importance to our mid-market customers. At the same time, we firmly believe that we will deliver on our commitment to create value for our shareholders. Banca Antonveneta is a very good example of the execution of our mid-market strategy, as it means we can enlarge our presence in the mid-market of both the consumer and commercial segments.

With the new structure in place since 1 January, the focus in 2006 will be on growth and disciplined cost and capital management as well as on implementing improvements in our oversight and compliance programmes based on the Cease and Desist Order from the US and Dutch regulators. The Managing Board has therefore defined its priorities as organic revenue growth; the realisation of the synergies from the integration of Banca Antonveneta once the acquisition is completed, as well as the continued focus on realising cost synergies through the execution of the Group Shared Services programme; further improving the returns from our former wholesale banking activities; strict capital discipline across the Group; and implementing best-in-class compliance standards in all jurisdictions in which we operate.

The year 2005 has been one of investments, which resulted in significant cost growth. We expect the underlying rate of growth of expenses to be much lower in 2006, which will lead to a further improvement in the efficiency ratio. In line with our strict capital discipline, we will buy back EUR 600 million in shares during the first half of 2006, as previously announced, and we remain committed to starting the neutralisation of the stock dividend with effect from the interim dividend 2006. We will also continue to review our activities with a view to more disposals of non-core assets such as K&H Bank and the property finance and development activities of Bouwfonds. Successful execution of these management priorities will create room for additional share buy-backs in the second half of 2006.

The realisation of these priorities will be facilitated by reaping the benefits of our new organisational structure and governance, which are now aligned with our mid-market strategy and by working as one team across the bank. In short: One Bank. No Boundaries.

Yours faithfully,

Rijkman Groenink
Chairman of the Managing Board

ABN AMRO Group

(in millions of euros)	quarterly							year

	Q4 2005	Q3 2005	% change	% change*	Q4 2004	% change	% change*	2005	2004	% change	% change*

Net interest	2,355	2,486	(5.3)	(6.9)	2,151	9.5	2.6	9,341	8,879	5.2	2.9
Net commissions	1,282	1,271	0.9	(0.4)	1,206	6.3	(0.6)	4,746	4,565	4.0	1.3
Net trading	757	457	65.6	63.7	282	168.4	154.1	2,171	1,310	65.7	63.6
Results from fin. transactions	385	445	(13.5)	(16.6)	284	35.6	(11.5)	1,695	935	81.3	68.5
Results from equity holdings	51	68	(25.0)	(26.0)	101	(49.5)	(53.8)	280	206	35.9	31.4
Other operating income	408	581	(29.8)	(30.7)	419	(2.6)	(7.7)	1,594	1,235	29.1	28.1

Total operating income	5,238	5,308	(1.3)	(2.9)	4,443	17.9	8.2	19,827	17,130	15.7	12.9
Total operating expenses **	3,527	3,488	1.1	(0.5)	3,192	10.5	2.0	13,517	12,290	10.0	6.7

Operating result	1,711	1,820	(6.0)	(7.6)	1,251	36.8	24.1	6,310	4,840	30.4	28.5

Efficiency ratio	67.3%	65.7%			71.8%			68.2%	71.7%

(all figures are excluding consolidation effect of private equity holdings)
(* at constant forex rates)
(** 2004 excluding restructuring charge and buy-off CLA)

Full year 2005 compared with full year 2004

As the reported numbers are impacted by various incidental items, and are therefore not a fair reflection of the underlying trends, we have adjusted the 2005 figures for significant disclosed one-off items (any item greater than EUR 35 mln in net operating profit terms) in the table below. The impact on the operating result is stated as ‘Gross’. The impact on the net operating profit is stated as ‘Net’.

Full year 2005	Gross (EUR mln)	Net (EUR mln)
Gain from sale Real Seguros	229	196
Gain from sale Nachenius, Tjeenk & Co	38	38
Gain from sale Bishopsgate office	43	39
Release healthcare benefit provision	392	268
Holiday provision	(56)	(40)
US regulatory fine	(67)	(67)
Provision for balance sheet adjustments	(86)	(60)
Release of tax provisions		100

Total	493	474

The 2004 results in the table above exclude EUR 967 mln of restructuring charges and buy-off of the Dutch CLA profit sharing arrangements. They also exclude the net operating profit and the bookgain of LeasePlan and Bank of Asia as they are reported under discontinued operations, below the net operating profit line. No further adjustments for 2004 have been made in the table below.

The underlying results are therefore:

	2005 (EUR mln)	2004 (EUR mln)	% change
Total operating income	19,603	17,130	14.4%
Total operating expenses	13,786	12,290	12.2%
Operating result	5,817	4,840	20.2%
Operating profit before tax	5,169	4,224	22.4%
Taxes	1,200	1,076	11.5%
Net operating profit	3,969	3,148	26.1%

Efficiency ratio	70.3%	71.7%

The analysis below is based on these adjusted numbers.
  Total operating income increased by 14.4%, driven by strong organic growth in all our consumer and commercial client businesses. Nearly all Business Units in Consumer and Commercial Clients (C&CC) showed double-digit revenue growth, with strong performances by the BU Brazil, BU Netherlands (BU NL), BU North America (BU NA), Bouwfonds and the BU New Growth Markets (BU NGM). The increase in revenues in the BU Brazil was due to strong growth in the retail loan portfolio. The BU NL revenues were driven by volume growth in consumer loans and savings, and high levels of mortgage prepayment penalties. The operating income in the BU NA went up as a result of an increase in commercial banking revenues and lower hedging costs related to the available-for-sale portfolio. Bouwfonds operating income increased on the back of further growth of residential mortgage and property finance revenues. The BU NGM revenues continued their strong growth, particularly in Asia, driven by the success of the credit card business and the Van Gogh Preferred Banking activities. In addition, WCS delivered strong revenue growth mainly driven by Fixed Income, Futures and FX (FIFF), in particular in structured derivatives. With the exception of the BU Private Equity, all other (S)BUs reported solid growth, which led to a further improvement in the quality of our income.
  The 12.2% increase in total operating expenses should be seen against the background of the 14.4% revenue growth and was impacted by foreign exchange fluctuations and incidental items. Costs in all (S)BUs increased, especially in C&CC and WCS. The biggest increase in C&CC was in the BU Brazil, partly caused by the strengthening of the Brazilian real, and partly by the effect of the new Collective Labour Agreements (CLAs) of September 2004 and September 2005. The BU NL’s cost increase was also partly driven by a new CLA, especially related to the negative effect of the buy-off of the profit sharing arrangements and the new flexible bonus scheme that replaced it. In addition, we continued to invest in our Asian operations in the BU NGM, in the form of opening branches and marketing campaigns. The operating expenses in the BU NA went up due to increases in staff costs, business development expenses and professional fees. The increase in expenses in WCS was mainly the result of higher IT expenses on the back of several large development projects (i.e. Basel II and compliance) and higher bonus accruals. All BUs were impacted by greater expenditure on compliance. Our total expenditure on compliance in 2005 was EUR 186 mln.

  The operating result grew 20.2%, mainly driven by growth in C&CC and WCS. The improvement in C&CC was driven by growth in consumer and commercial businesses in all regions. The biggest growth driver was the BU Brazil on the back of the strong growth in its loan portfolio. The operating result of WCS more than doubled. The Group’s efficiency ratio improved from 71.7% to 70.3%. It should be noted that all (S)BUs improved their efficiency ratios in 2005, with the exception of the BU Private Equity and Bouwfonds.

  Provisioning went up by EUR 32 mln to EUR 648 mln. In particular, WCS and the BU NA benefited from an improvement in the quality of the credit portfolio as well as from releases and recoveries. This was more than offset by increases in the BU Brazil, BU NL and in the incurred but not identified (IBNI) provision booked in Group Functions. The growth of provisions in the BU Brazil should be viewed against the background of strong loan growth. The growth of provisions in the BU NL is a reflection of the slow economic growth in the Netherlands and the strong increase of our consumer finance portfolio.
  Provisioning in Group Functions increased mainly due to the IBNI provision, which is based on the   quarterly review of the quantity and the composition of the overall Group’s loan portfolio and the resulting incurred but not identified loss. We expect the level of provisioning in 2006 (excluding Banca Antonveneta) not to be significantly different from the absolute level seen in the fourth quarter of 2005 (excluding the IBNI provision).

  The effective tax rate for the Group was lower in 2005, declining from 25.5% in 2004 to 23.2% in 2005. This was mainly the result of lower effective tax rates in Group Functions and the BU Private Equity.

  Net profit attributable to shareholders was up in all (S)BUs, except for the BU Private Equity.

  We will propose to the general meeting of shareholders a full year dividend of EUR 1.10 per ordinary share for 2005, which is an increase of 10 euro cents compared with 2004. The final dividend for 2005 will therefore be EUR 0.60. Please note that in line with our policy and under normal circumstances, the interim dividend of 2006 will be 50% of the 2005 full year dividend.

  Return on equity for the full year 2005 was 23.5%, despite both the negative impact of the EUR 2.5 bln increase in equity as a result of the pre-funding of the acquisition of Banca Antonveneta, and the effect of the non-neutralisation of the stock dividend.

Fourth quarter 2005 compared with third quarter 2005

As the reported numbers are impacted by various incidental items, and are therefore not a fair reflection of the underlying trends, we have adjusted the third quarter and fourth quarter figures for significant disclosed one-off items (any item greater than EUR 35 mln in net operating profit terms) in the table on page 6. The impact on the operating result is stated as ‘Gross’. The impact on the net operating profit is stated as ‘Net’.

Q4 2005	Gross (EUR mln)	Net (EUR mln)
Release healthcare benefit provision	392	268
Holiday provision	(56)	(40)
US regulatory fine	(67)	(67)
Provision for balance sheet adjustments	(86)	(60)
Release tax provisions		100

Total	183	201

Q3 2005	Gross (EUR mln)	Net (EUR mln)
Gain from sale Real Seguros	229	196
Gain from sale Nachenius, Tjeenk & Co	38	38

Total	267	234

The underlying numbers are therefore:

	Q4 2005 (EUR mln)	Q3 2005 (EUR mln)	% change
Total operating income	5,324	5,041	5.6%
Total operating expenses	3,796	3,488	8.8%
Operating result	1,528	1,553	-1.6%
Operating profit before tax	1,241	1,353	-8.3%
Taxes	121	379	-68.1%
Net operating profit	1,120	974	15.0%

Efficiency ratio	71.3%	69.2%

The analysis below is based on these adjusted numbers.

  Total operating income increased by 5.6%. The increase in operating income was mainly due to strong revenue growth in WCS and the BU Brazil. The improvement in WCS was driven by very good results in Equities and Investment Banking and in Commercial Banking. The BU Brazil increased its revenues as it continued to experience rapid growth in its retail loan portfolio. In addition, total operating income went up due to higher revenues in the BU Private Equity, on the back of a number of successful exits, and in the BU Private Clients, which benefited from higher commissions.

  Total operating expenses increased 8.8%, which was mainly due to increases in the BU NA, WCS and the BU Brazil, and were impacted by foreign exchange fluctuations and incidental items. The BU NA’s expenses went up mainly due to an increase in bonus accruals, the creation of a general hurricane reserve and increased costs for compliance and rebranding expenses. The increase in WCS was mainly due to higher bonus accruals. The BU Brazil expense increase was due to the new CLA closed in September, higher bonus accruals and greater marketing expenses. The year 2005 has been one of investments, which resulted in significant cost growth. The year 2006 will see a much lower expense growth rate (excluding Banca Antonveneta) and consequently a further improvement in the efficiency ratio.

  The operating result showed a decline due to the cost increase, despite improved results from WCS, the BU Private Equity, BU NL and BU Private Clients.

  Provisioning went up by EUR 87 mln to EUR 287 mln on the back of higher provisions in the BU Brazil and lower releases in WCS as well as a higher IBNI provision in Group Functions.

  The effective tax rate declined from 28.0% in the third quarter to 9.8% in the fourth quarter. This was mainly the result of lower effective tax rates in Group Functions, WCS, the BU Brazil, BU Private Equity, and BU NA.

  Net operating profit was up driven by improved results in the BU Private Equity, WCS and the BU NL and was substantially higher than our outlook given with the third quarter results.

  Risk-weighted assets (RWA) came down to EUR 257.9 bln due to significant decreases in the BU NL, BU NA and WCS. The BU NL improved its capital efficiency through the earlier announced securitisations of mortgage loans and loans to small and medium-sized enterprises (SMEs). These transactions lowered RWA by EUR 14.9 bln. Securitisations in the BU NA reduced RWA by EUR 3.3 bln.
  The RWA of WCS came down with the successful execution of a number of deals such as Priory and   Wind. As WCS was still above its year end target, EUR 2.5 bln of RWA were transferred to Group ALM,

at a penalty rate, in line with our strong commitment to capital discipline. Compared with 31 December 2004, RWA increased by EUR 26.3 bln, of which EUR 19.5 bln was due to foreign currency fluctuations.

  The tier 1 ratio at 31 December 2005 was 95 basis points higher at 10.62%. The core tier 1 ratio improved by 83 basis points to 8.47%. The total BIS ratio stood at 13.14%, an increase of 78 basis points. The gearing ratio improved to 20.3%. It should be noted that the capital ratios would have been lower if we would have had majority ownership of Banca Antonveneta on 31 December 2005.
Recent developments

➢	In line with ABN AMRO’s programme to improve capital ratios (due to the effect of the full integration of Banca Antonveneta) by reducing RWA, ABN AMRO announced on 22 November 2005 the Shield 1 issue, Europe's largest-ever securitisation. The EUR 22 bln transaction, a partially funded synthetic securitisation, comprised EUR 4 bln of funded notes backed by prime Dutch mortgages originated by ABN AMRO and EUR 18 bln of credit default swaps (CDS). In addition, a jumbo SME loans securitisation programme, SMILE 2005, was announced on 28 November 2005. This EUR 6.75 bln programme is a fully-funded synthetic securitisation backed by loans to Dutch SMEs. SMILE 2005 uses a synthetic structure comprising the risk transfer of EUR 6.75 bln of SME loans via a credit-default swap with a special purpose vehicle (SPV). The SPV hedged this exposure through issuance of six classes of credit-linked notes.

➢	On 23 November 2005, ABN AMRO announced the sale of its international banking activities in Curacao to First Caribbean Bank. The transaction has received regulatory approval by the central banks of Curacao and Barbados. The transaction is expected to be completed in the first quarter of 2006.

➢	The extraordinary general meeting of shareholders on 24 November 2005 approved the Supervisory Board's nomination of three new members to the Managing Board. As of 1 January 2006 Huibert Boumeester, Piero Overmars and Ron Teerlink are members of the Managing Board of ABN AMRO. With these appointments, the Managing Board of ABN AMRO now consists of the following members: Rijkman Groenink (Chairman), Wilco Jiskoot, Tom de Swaan, Joost Kuiper, Dolf Collee, Hugh Scott-Barrett, Huibert Boumeester, Piero Overmars and Ron Teerlink.

➢	ABN AMRO and KBC Bank announced on 12 December 2005 their joint intention regarding the sale by ABN AMRO of its 40.2% stake in Hungarian Kereskedelmi és Hitelbank (K&H Bank) to KBC Bank. The price of the 40.2% stake is set at EUR 510 mln (2.2 times its 2004 book value). The closing of the transaction is contingent on, inter alia, the approval of the Hungarian supervisory authorities. The sale of the stake in K&H bank is in line with our strategy to divest non-core assets and our commitment to disciplined capital management.

➢	On 14 December 2005, ABN AMRO held its Investor Day titled ‘Unlocking the intrinsic potential of the Group’. The following announcements were made:

➢ In 2006, ABN AMRO will focus on unlocking the intrinsic potential of the Group. It will do so by achieving revenue synergies through implementing its new structure; by strengthening its operational efficiency through the execution of the GSS programme; by integrating Banca Antonveneta once the acquisition is completed; by improving returns at its former wholesale banking activities; and by disciplined capital management.

➢ With the new structure, ABN AMRO will unbundle the existing WCS operations into the regional Client BUs, the BU Global Clients and the BU Global Markets. This unbundling will improve the availability of WCS products to ABN AMRO's mid-market corporate clients. For the commercial clients that will be transferred from WCS to the regional Client BUs, ABN AMRO is committed to improving its efficiency ratio through both a revenue uplift from improved cross-selling and a more efficient client coverage model. For the BU Global Clients, ABN AMRO is committed to restricting capital deployed by this BU to less than 10% of the Group total. For the BU Global Markets, ABN AMRO is committed to achieving an improvement of five percentage points in its efficiency ratio for 2006, and to improving it further to below 80% by the end of 2008. ABN AMRO will provide further details on these commitments with its first quarter 2006 results.

➢ ABN AMRO provided further details on its progress with its Group Shared Services (GSS) initiative, which drives efficiencies across the Group. This programme is well on track to generate the targeted EUR 600 mln in savings a year by 2007. In addition to the previously announced targets,

ABN AMRO now expects annual net savings from the existing initiatives to be at least EUR 750 mln by 2008. This is an increase in savings based on the current GSS programmes that address EUR 4.1 bln of our cost base.

➢ ABN AMRO will continue to review its activities with a view to disposing of non-core assets. At the Investor Day, ABN AMRO announced its intention to divest the property finance and development activities of Bouwfonds, a 100% subsidiary based in Hoevelaken, the Netherlands. These activities do not align with ABN AMRO's mid-market strategy and so Bouwfonds is now considered a non- core activity. ABN AMRO intends to start the divestment process in the first quarter of 2006. In addition the company will intensify its efforts to further reduce its RWA without impacting the Group's ability to realise its optimum growth potential. It should be noted that the mortgage activities of Bouwfonds have been transferred to the BU NL as per 1 January 2006.

➢ In addition, ABN AMRO reiterated its commitment to disciplined capital management and that it will achieve a core tier 1 ratio of 6% and a tier 1 ratio of 8% well before the end of 2006. It announced the buy-back of EUR 600 mln in shares during the first half of 2006 and said it remains committed to starting the neutralisation of the stock dividend with effect from the interim dividend 2006.

➢ A successful execution of the management priorities in 2006 will create room for additional share buy-backs in the second half of 2006.

➢	ABN AMRO signed a written agreement in July 2004 with US bank regulators concerning its New York branch US dollar clearing activities. On 19 December 2005, the Dutch Central Bank, the US Federal Reserve Board, the US Department of the Treasury's Office of Foreign Assets Control (OFAC) and Office of Financial Crime Enforcement Network (FinCEN), the State of Illinois Department of Financial and Professional Regulation and the New York State Banking Department imposed a sanction of a Cease and Desist Order, including an aggregate civil penalty of USD 75 mln (approx. EUR 62.5 mln). In addition, ABN AMRO has agreed to make a voluntary endowment of USD 5 mln (approx. EUR 4 mln) to the Illinois Bank Examiners' Education Foundation, bringing the total amount related to this sanction to USD 80 mln (approx. EUR 66.5 mln). Furthermore, the bank must continue to implement improvements in its oversight and compliance programmes. ABN AMRO is sanctioned principally in connection with deficiencies in the US dollar clearing operations at its New York branch and violations in New York of the OFAC regulations originating at its branch in Dubai. The actions that are the subject of the sanctions predominantly took place before the 2004 written agreement mentioned above, and were discovered by investigations initiated by the bank and voluntarily reported to regulatory authorities. Since ABN AMRO signed an agreement with the US bank regulators in 2004, it has been working actively with external advisors to fully review the compliance area and to ensure the bank adheres to best-in-class compliance standards in all jurisdictions in which it operates.

➢	ABN AMRO announced on 2 January 2006 that it increased its stake in Banca Antonveneta to 55.8% following the purchase of 79.9 million shares from Banca Popolare Italiana (BPI). The acquisition of the shares is in line with the agreement with BPI as announced on 26 September 2005. ABN AMRO paid EUR 26.50 per share, equal to a total cash consideration of EUR 2.1 bln.

➢	On 20 January 2006, ABN AMRO Asset Management announced that it entered into a definitive agreement with International Asset Management’s shareholders to acquire 100% of the share capital of IAM, a fund-of-hedge-funds manager with circa USD 2.6 bln of assets under management. The transaction is subject to the customary regulatory approvals and is scheduled to close during the first quarter of 2006. The terms of the transaction have not been disclosed.

➢	ABN AMRO announced on 30 January 2006 that it filed its offering document for review with the Italian stock market regulator CONSOB relating to its mandatory tender offer for all the shares of Banca Antonveneta. As announced on 2 January 2006, ABN AMRO increased its stake in Banca Antonveneta to 55.8% following the purchase of 25.8% of its shares from Banca Popolare Italiana. In line with Italian law, ABN AMRO is obliged to launch a mandatory public tender offer for the remaining shares it does not already own in Banca Antonveneta. ABN AMRO’s current stake in Banca Antonveneta amounts to 60.12% of its outstanding share capital following the purchase of shares in the open market. ABN AMRO will pay Banca Antonveneta shareholders a consideration of EUR 26.50 a share for each Banca Antonveneta ordinary share to be purchased through the offer, as already indicated on 26 September 2005. The launch of the tender offer is conditional on the approval of the offering document by CONSOB. The maximum period for the review is 15 calendar days. Once approval from CONSOB has been obtained, ABN AMRO will set the duration of the offering period, in consultation with Borsa Italiana. The prospectus will be publicly available as soon as possible before the start of the tender offer. The offering period for a mandatory offer may last between 15 to 25 trading days.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)	quarterly							year

	Q4 2005	Q3 2005	% change	% change*	Q4 2004	% change	% change*	2005	2004	% change	% change*

Net interest	2,215	2,057	7.7	5.4	1,725	28.4	14.4	8,094	6,895	17.4	11.1
Net commissions	512	490	4.5	2.4	455	12.5	1.4	1,866	1,749	6.7	1.9
Net trading	107	41	161.0	155.1	60	78.3	53.3	225	150	50.0	40.7
Results from fin. transactions	(58)	53			(22)			50	(249)
Results from equity holdings	45	38	18.4	15.8	25	80.0	61.6	145	87	66.7	56.4
Other operating income	315	517	(39.1)	(40.0)	340	(7.4)	(12.9)	1,340	1,047	28.0	27.1

Total operating income	3,136	3,196	(1.9)	(3.9)	2,583	21.4	8.9	11,720	9,679	21.1	15.5
Total operating expenses	2,079	1,842	12.9	10.5	1,655	25.6	12.7	7,391	6,457	14.5	9.0

Operating result	1,057	1,354	(21.9)	(23.5)	928	13.9	2.2	4,329	3,222	34.4	28.4
Provisioning	236	200	18.0	14.6	148	59.5	35.5	754	585	28.9	16.1

Operating profit before taxes	821	1,154	(28.9)	(30.0)	780	5.3	(4.1)	3,575	2,637	35.6	31.2
Taxes	178	321	(44.5)	(40.5)	254	(29.9)	(27.7)	1,023	799	28.0	19.1

Net operating profit	643	833	(22.8)	(26.0)	526	22.2	7.3	2,552	1,838	38.8	36.4
Discontinued operations (net)	0	0			0			0	239

Profit for the period	643	833	(22.8)	(26.0)	526	22.2	7.3	2,552	2,077	22.9	20.7

Restructuring charge					352				352
Taxes on restructuring charge					(122)				(122)

Net operating profit incl. restr. charge	643	833	(22.8)	(26.0)	296	117.2	90.7	2,552	1,847	38.2	35.8

Efficiency ratio	66.3%	57.6%			64.1%			63.1%	66.7%
(* at constant forex rates)

	31 Dec 05	30 Sep 05	% change	31 Dec 05	31 Dec 04	% change

Staff (fte)	68,554	70,549	(2.8)	68,554	70,193	(2.3)
(in billions of euros)
Total assets	260.0	256.9	1.2	260.0	217.6	19.5
Risk-weighted assets	161.2	174.0	(7.4)	161.2	145.8	10.6

Please note that all figures below are at constant exchange rates in order to facilitate comparisons.

All figures and comments below have been adjusted for the EUR 229 mln gross gain (EUR 196 mln net) on the disposal of Real Seguros in order to facilitate comparisons.

Full year 2005 compared with full year 2004
  Total operating income in C&CC increased by 13.1% as all the BUs showed strong revenue growth. Total operating income in the BU NL grew by 12.0% mainly due to increased loan and savings volumes on the back of improved client satisfaction levels, especially for the mid-market consumer and commercial clients, driven by better service and product offerings. The BU NL’s operating income was also enhanced by an increase in mortgage prepayment penalties. Total operating income in the BU NA increased by 8.7%, driven by higher commercial banking revenues and lower hedging costs related to the available-for-sale (AFS) portfolio and despite lower mortgage banking revenues. Mortgage banking income decreased primarily due to a decline in origination income, as a result of the contraction in refinancing activity and the shift in the market to non-conforming products. In the BU Brazil, strong increases in lending to households and SMEs were the biggest drivers of growth, leading to an increase in total operating income of 13.4%. The BU NGM’s operating income increased by 24.0% with a very strong contribution from Asia due to the continued success of the credit card business and the Van Gogh Preferred Banking activities. The 29.6% increase in Bouwfonds’ operating income was driven by further growth of the residential mortgage portfolio and property finance activities, as well as an increase in mortgage prepayment penalties.

  Total operating expenses increased by 9.0% largely due to cost increases in the BU Brazil, BU NA and BU NGM. The increase in the BU Brazil was the result of the appreciation of the Brazilian real and the higher costs as a result of the CLAs implemented per 1 September 2004 and 2005. In the BU NA costs increased due to staff costs, bonus accruals, business development expenses and professional fees.
  The BU NGM’s expenses increased due to investments in the various businesses in Asia.

  The operating result grew by 21.3% on the back of better results in all BUs, particularly in the BU Brazil.

  Provisioning increased by 16.1% due to increases in the BU NL and BU Brazil, partly offset by continuing low levels of provisioning in the BU NA.

  Net operating profit increased by 25.8%.

Fourth quarter 2005 compared with third quarter 2005

  Total operating income increased by 3.5% as all BUs grew their operating income, with the exception of the BU NA. Total operating income in the BU Brazil increased by 9.2%, driven by strong growth in the retail loan portfolio at relatively stable spreads. The BU NL grew total operating income by 2.6% on the back of an increase in net interest income and a further increase in mortgage prepayment penalties. In the BU NGM, total operating income increased by 6.2%, supported by growth in all activities. Total operating income in Bouwfonds grew by 8.2% due to the continued strong growth in residential property financing, mortgages and mortgage prepayment penalties. Total operating income in the BU NA declined by 1.9% as increased hedging costs related to the AFS portfolio more than offset the increase in commercial banking revenues.

  Total operating expenses increased by 10.5%, impacted by a number of incidental expenses in the BU NA and BU Brazil. On an underlying basis, the increase in operating expenses in C&CC was 5.1%.
  Operating expenses in the BU NA increased by 21.5%, due to incidental expenses and an increase in   bonus accruals. Total incidental costs in the BU NA were USD 77 mln. On an underlying basis, the cost increase in the BU NA was 9.8%. In the BU Brazil, operating expenses increased by 15.9% but were impacted by BRL 101 mln of incidental expenses. Adjusted for these incidentals, expenses in the BU Brazil increased by 7.8%, mainly reflecting the impact of the new CLA, and to a lesser extent higher bonus accruals and greater marketing expenses. In the BU NL, operating expenses decreased by 1.3%, mainly as a result of lower staff costs. The operating expenses in the BU NGM declined by 2.6%, reflecting strict cost control. Bouwfonds’ operating expenses increased by 20.9%, mainly due to costs related to the transfer of the mortgage business to the BU NL and the end-of-year performance-related remuneration.

  The operating result declined by 7.9% to EUR 1,057 mln, as the increased contributions from the BU NL and the BU NGM were more than offset by a decline in operating result in the BU NA. Adjusted for the aforementioned incidental expenses in the BU NA and the BU Brazil, the operating result increased 0.9% to EUR 1,160 mln.

  Provisioning increased 14.6%, mainly due to an increase in provisioning in the BU Brazil on the back of continued strong growth in the retail loan portfolio.

  Net operating profit declined by 3.3%.

Business Unit Netherlands

(in millions of euros)	quarterly					year

	Q4 2005	Q3 2005	% change	Q4 2004	% change	2005	2004	% change

Net interest	699	682	2.5	642	8.9	2,785	2,508	11.0
Net commissions	170	167	1.8	170	0.0	668	631	5.9
Net trading	17	12	41.7	11	54.5	54	36	50.0
Other operating income	49	50	(2.0)	28	75.0	177	114	55.3

Total operating income	935	911	2.6	851	9.9	3,684	3,289	12.0
Total operating expenses	659	668	(1.3)	635	3.8	2,675	2,503	6.9

Operating result	276	243	13.6	216	27.8	1,009	786	28.4
Provisioning	75	74	1.4	41	82.9	277	173	60.1

Operating profit before taxes	201	169	18.9	175	14.9	732	613	19.4
Taxes	62	51	21.6	52	19.2	223	195	14.4

Net operating profit	139	118	17.8	123	13.0	509	418	21.8

Restructuring charge				287			287
Taxes on restructuring charge				(99)			(99)

Net operating profit incl. restr. charge	139	118	17.8	(65)		509	230	121.3

Efficiency ratio	70.5%	73.3%		74.6%		72.6%	76.1%

	31 Dec 05	30 Sep 05	% change			31 Dec 05	31 Dec 04	% change

Staff (fte)	18,989	20,141	(5.7)			18,989	19,846	(4.3)
(in billions of euros)
Total assets	95.3	91.7	3.9			95.3	86.6	10.0
Risk-weighted assets	47.3	61.1	(22.6)			47.3	55.5	(14.8)

Full year 2005 compared with full year 2004

•

Total operating income grew by 12.0% to EUR 3,684 mln mainly due to increased loan and savings volumes, as the BU NL continued to benefit from the implementation of its strategy to become the primary bank for all its customers. Its continued improvements in service and product offerings led to much higher client satisfaction levels, especially for mid-market clients such as preferred banking customers, medium-sized enterprises and corporate clients. As a result, the BU NL grew its mid-market client base and sold more products to these clients. In addition, they were able to gain market share in loans, savings and life insurance products.

Net interest income increased by 11.0% to EUR 2,785 mln, mainly due to increased loan and savings volumes, the recognition of interest income from previous years (EUR 45 mln as mentioned in the second quarter) and higher mortgage prepayment penalties. Mortgage prepayment penalties in 2005 amounted to EUR 179 mln compared with EUR 72 mln a year earlier. This is a reflection of the high levels of mortgage re-financing in the Netherlands. Prepayment penalties are unlikely to remain at these high levels in 2006 as long-term interest rates are expected to at least remain stable. The negative future impact of the high level of prepayments has been partly neutralised by an adjustment in the funding in order to protect future net interest income. These adjustments had a short-term negative effect on net interest income, which partly offset the rise in income from prepayment penalties in 2005. In 2006 we will continue the policy to (partly) neutralise the effect of prepayments on future income.

Almost all other loan products reported double-digit volume growth, which is a reflection of a growing market share and an increase in client appetite for these products. The BU NL has increased its market share in consumer loans by more than 4 percentage points to almost 25%. It also increased its market share in new mortgage production by 1.7 percentage points to 7.7%, partly due to the success of the sales via intermediaries. As a result, new mortgage production volumes rose by 35%, which led to an increase of 1.4% of the average mortgage portfolio size to EUR 44.7 bln. The increase in loan volumes more than compensated for the slightly lower margins. Margins on the mortgage portfolio declined due to the continued strong competition in the mortgage market.

In terms of liabilities, consumer savings volumes grew by 4% and commercial savings increased by more than 2%. We were able to reverse the trend of declining profitability for consumer savings by pro-actively increasing margins on these products. We were nonetheless able to increase our market share to above 20%. This more than compensated for the small decrease in margins for commercial savings products, which decreased as a result of the introduction of a more competitive commercial savings product.

Higher short-term rates and a flattening of the yield curve have put some pressure on the interest margin. This downward effect on interest income is, however, expected to be compensated by a moderate growth in volumes.

Net commissions increased EUR 37 mln to EUR 668 mln. The rise in commissions was broad based. Commissions on securities grew particularly strongly as a result of the better stock market climate.

Net trading increased by 50.0% to EUR 54 mln mainly due to higher income from the sale of derivatives. This is a reflection of the success of the regional treasury desks, which combine the BU NL’s strong relationships with its mid-market corporate clients and the product expertise from WCS. The rise in other operating income can be fully explained by the transfer of Stater from the BU NGM per 1 January 2005 (Stater’s 2004 operating income was EUR 74 mln).

•	Total operating expenses increased by 6.9% to EUR 2,675 mln mainly due to the transfer of Stater (which reported EUR 72 mln in operating expenses in 2004), higher commercial expenses and costs related to Sarbanes Oxley (SOXA), Basel II and compliance. In addition, costs increased due to a compensation to staff for the termination of the profit-sharing arrangements. It was agreed that staff would be compensated in 2005 and 2006 for a total of 3.5 years of profit sharing. The compensation for 2005 was taken as a one-off charge at the end of 2004 (in Group Functions). The costs related to the buy-off in 2006 were accrued over 2005. In order to support the success of the new service models for our mid-market customers, the BU NL will make additional investments in its front office in 2006.

•	The operating result increased by 28.4% to EUR 1,009 mln. The efficiency ratio improved by 3.5 percentage points to 72.6%.

•	Provisioning for loan losses increased by EUR 104 mln to EUR 277 mln, mainly in the SME and consumer loan portfolio. This is a reflection of the slow economic growth in the Netherlands, growth in total loan volume and the higher-than-average growth of our consumer finance portfolio. Provisioning for the mortgage portfolio remained relatively stable.

•	Net operating profit increased by 21.8% to EUR 509 mln.

•	Staff numbers decreased by 857 full-time equivalents (FTEs), mainly due to the outsourcing of IT services, and the transfer of transaction services and facility management services to other BUs. These reductions were partly offset by increases due to the transfer of Stater to the BU NL.

Fourth quarter 2005 compared with third quarter 2005

•

Total operating income increased by 2.6% to EUR 935 mln. The rise in operating income was mainly driven by higher net interest income, which increased by 2.5% to EUR 699 mln. Income from mortgage prepayment penalties went up by EUR 16 mln to EUR 64 mln. In the fourth quarter, half of the prepayments were offset by adjustment of the funding base. These results were underpinned by the strong improvements in client satisfaction levels for SMEs in the fourth quarter, a clear sign that clients appreciate the improved service concepts.

Net interest income went up as a result of loan and savings volume growth. The total loan portfolio increased by 1.5%, mainly driven by the strong growth in consumer overdrafts, mortgage loans and commercial loans. Margins for consumer loan products declined due to the increase in short-term funding rates and a temporary reduction in client rates related to a marketing campaign. Margins on mortgage loans remained stable. Margins on commercial loans decreased slightly due to increased competition. Commercial savings volumes increased by 2%, while margins were flat after a decrease in the third quarter. Consumer savings volumes were flat, while margins increased by 6.8%.

•	Total operating expenses decreased by 1.3% to EUR 659 mln. The reduction in expenses was mainly related to lower staff costs, which benefited from the cost reductions as agreed in the CLA.

•	The operating result increased by 13.6% to EUR 276 mln. The efficiency ratio improved by 2.8 percentage points to 70.5%.

•	Provisioning remained stable at EUR 75 mln. The provisioning level increased from 49 basis points of average RWA to 55 basis points of RWA. This increase is not a reflection of deteriorating credit quality, but results from the two securitisation programmes executed at the end of the year, which reduced RWA by EUR 14.9 bln. Adjusted for the RWA impact of the securitisation programs, the provisioning level expressed as a percentage of RWA would have been stable.

•	The effective tax rate for the BU NL was relatively stable at 30.8%.

•	Net operating profit was 17.8% higher at EUR 139 mln.

•	Staff numbers decreased by 1,152 FTEs, mainly due to the outsourcing of IT services.

Strategic initiatives

The BU NL’s strategy is to become the primary bank for all its customers by delivering services that make a real difference, that are always personal and that are available through every channel. In line with the profile of the Group, the BU NL’s key competitive advantage lies with affluent individuals and medium-sized enterprises.

In 2005, the BU NL intensified various cross-BU initiatives, such as the cooperation with Corporate Clients and Private Clients on delivering one integrated commercial and consumer client proposition (DGA concept). The new Group structure will provide ample room for developing more of these initiatives in the course of 2006.

The integration as per 1 January 2006 of the mortgage business of Bouwfonds with the mortgage business of the BU NL is an important new step in the BU NL’s client-led mono-line strategy. By creating these dedicated product units, the BU NL not only improves its efficiency, but also its product and service quality. Over the last years, dedicated product units were established in the areas of mortgages, personal loans and credit cards, as well as insurance products (through the successful joint venture with Delta Lloyd).

The BU NL developed a strong multi-channel approach, which has led to a rapid development in client use of the internet and other direct channels. In 2005, the number of internet clients increased by 28% and the number of payment transactions conducted via the internet was 33% higher than the year before. Currently 80% of all payment transactions are done via direct channels, illustrating clients’ preference for more efficient channels. This increases the time that staff in branches can spend on advising clients.

Business Unit North America

(in millions of euros)				quarterly					year

	Q4 2005	Q3 2005	% change	% change*	Q4 2004	% change	% change*	2005	2004	% change	% change*

Net interest	598	578	3.5	1.1	549	8.9	(2.1)	2,269	2,227	1.9	1.0
Net commissions	172	170	1.2	(1.1)	145	18.6	6.6	643	610	5.4	4.4
Net trading	32	21	52.4	49.5	22	45.5	31.4 `	94	100	(6.0)	(7.4)
Results from fin. transactions	(32)	27			(34)			43	(261)
Other operating income	140	110	27.3	23.6	187	(25.1)	(33.0)	434	499	(13.0)	(15.1)

Total operating income	910	906	0.4	(1.9)	869	4.7	(5.9)	3,483	3,175	9.7	8.7
Total operating expenses	666	535	24.5	21.5	493	35.1	21.4	2,236	2,025	10.4	8.9

Operating result	244	371	(34.2)	(35.7)	376	(35.1)	(41.7)	1,247	1,150	8.4	8.4
Provisioning	7	7			23	(69.6)	(73.0)	21	143	(85.3)	(85.7)

Operating profit before taxes	237	364	(34.9)	(36.4)	353	(32.9)	(39.7)	1,226	1,007	21.7	21.8
Taxes	57	115	(50.4)	(51.6)	112	(49.1)	(54.2)	355	295	20.3	21.4

Net operating profit	180	249	(27.7)	(29.4)	241	(25.3)	(32.9)	871	712	22.3	21.9

Restructuring charge					61				61
Taxes on restructuring charge					(21)				(21)

Net operating profit incl. restr. charge	180	249	(27.7)	(29.4)	201	(10.4)	(19.6)	871	672	29.6	29.2

Efficiency ratio	73.2%	59.1%			56.7%			64.2%	63.8%

(* at constant forex rates)
	31 Dec 05	30 Sep 05	% change					31 Dec 05	31 Dec 04	% change

Staff (fte)	16,044	16,718	(4.0)					16,044	17,159	(6.5)
(in billions of euros)
Total assets	90.0	92.8	(3.0)					90.0	73.4	22.6
Risk-weighted assets	66.7	68.1	(2.1)					66.7	53.8	24.0

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparisons.

Full year 2005 compared with full year 2004

•

Total operating income grew by 8.7%, driven by higher commercial banking revenues and lower hedging costs related to the available-for-sale (AFS) portfolio.

In US dollar terms, the operating income of the commercial banking business increased by 9.6% on the back of loan growth and higher non-interest income. The increase in net interest income was driven by loan growth of 7.1%. Loan margins declined as a result of increased competition. Non-interest income grew by 16.0%, primarily due to higher cross-selling of derivatives and foreign exchange products and an increase in syndication mandates. Non-interest income accounted for 27.6% of total commercial banking revenues, compared with 25.4% in 2004.

The operating income of the retail banking business increased by 4.4% in US dollar terms, primarily due to higher commission income. Commission income grew by 10.5%, on the back of an increase in personal and small business checking accounts. Net interest income increased by 1.9% on the back of a 12.5% increase in home equity loans, to a large extent offset by a decline in loan spreads.

Revenues from mortgage banking decreased by 8.3% to USD 267 mln and represented 6.1% of the total operating income of the BU NA. The fall in total mortgage income was primarily due to a 58.9% decrease in origination income, as a result of the contraction in refinancing activity and the shift in the market to non-conforming products such as option adjusted rate mortgages, which the BU NA decided not to offer. As a consequence, origination volumes declined 6.8% to USD 47.0 bln. At the same time, origination margins on conforming products declined significantly as a result of increased competitive pressure. The revenues from mortgage servicing, including hedging results, increased by 23.5% to USD 221 mln on a servicing portfolio of USD 206 bln.

Total net interest income for the BU NA increased by 1.0% due to solid commercial loan growth and higher deposit spreads. These more than offset the impact of the flattening yield curve and margin pressure in commercial lending. Non-interest income benefited from lower hedging costs related to the AFS portfolio, shown under results from financial transactions, which more than made up for the 8.3% decline in mortgage banking revenues booked in other operating income. In 2006, the flattening yield curve will continue to pose a challenge to all businesses, but commercial loan growth is expected to compensate for the pressure on margins. An increase in interest rate volatility could result in higher hedging costs, negatively impacting operating income.

•	Total operating expenses increased by 8.9% due to increases in staff costs, bonus accruals, business development expenses and professional fees. Total operating expenses were impacted by incidental costs of USD 77 mln in the last quarter. The underlying expense growth was 6.0%.

•	The operating result increased by 8.4%. The efficiency ratio was relatively stable at 64.2%.

•	Provisioning fell from 25 basis points of average RWA to 3 basis points. This decrease was due to lower gross provisioning levels as well as recoveries, reflecting the high credit quality of the loan portfolio.

•	Net operating profit increased by 21.9%.

Fourth quarter 2005 compared with third quarter 2005

•

Total operating income declined by 1.9% as increased hedging costs related to the AFS portfolio and continued loan spread compression more than offset the increase in loan volumes.

In US dollar terms, revenues of the commercial banking business increased by 4.6% due to higher commission income, which benefited from increased cross-selling, especially of foreign exchange and debt capital markets products. The 2.4% growth of the commercial loan portfolio was driven by the commercial real estate portfolio, while the size of the corporate loan portfolio was stable. Total loan commitments grew by 2.2%, indicating that customers are expecting increased business spending and funding needs in the coming quarters.

Revenues of the retail banking activities grew by 2.4% on the back of increased commission income. Net interest income was flat. The small decrease of 1.5% in home equity loans was offset by a slight improvement in spreads and an increase in deposit balances.

The revenue of the mortgage business improved by 11.9% to USD 66 mln, driven by increased mortgage servicing revenues, which benefited from lower mortgage servicing rights (MSR) amortisation levels as a result of a decrease in prepayment speed. Origination volumes fell by 36.8% to USD 9.5 bln resulting in a projected quarterly market share decline from 2.0% to 1.7%.

•	Total operating expenses increased by 21.5%, due to an increase in bonus accruals as well as incidental expenses comprised mainly of higher start-up costs of Group projects related to compliance, HR and IT, and reserves for hurricane-related losses. Total incidental costs were USD 77 mln. On an underlying basis the cost increase was 9.8%. On a like-for-like basis, the cost level in future quarters in 2006 is expected to be more in line with the first three quarters of 2005 and on the same basis we expect expenses in 2006 to be lower than in 2005.

•	The operating result decreased by 35.7% and the efficiency ratio increased by 14.1 percentage points to 73.2%. Adjusted for incidental expenses the operating result declined by 18.8% and the efficiency ratio increased by 6.9 percentage points to 66.0%.

•	Provisioning remained historically low at 4 basis points of average RWA due to low gross provisioning as well as recoveries, reflecting the high credit quality of the loan portfolio. We expect provisioning to increase in the coming quarters as the current level is unusually low.

•	Net operating profit decreased by 29.4%.

Recent developments

On 4 January 2006, ABN AMRO Mortgage Group Inc. announced it reached a settlement with three government agencies – the US Department of Justice, the Office of the Comptroller of the Currency (OCC) and the US Department of Housing and Urban Development (HUD) – regarding past actions in connection with Federal Housing Administration (FHA) insurance certifications administered by the company on approximately 28,000 HUD-insured loans originated during the period 2000 to 2003. It is a civil settlement with a cash payment in the amount of USD 16.85 mln, and represents a final resolution of a matter the company discovered, investigated and self-reported to the government in 2003. In addition, the company chose not to submit insurance claims on 783 defaulted loans that were originated during the affected period, resulting in an increased cost to the company. This settlement resolves a past issue. ABN AMRO Mortgage Group is committed to an FHA loan programme that is in full compliance with all of the applicable requirements. The company remains steadfast in monitoring its improved controls, and does not and will not tolerate misconduct.

Business Unit Brazil

(in millions of euros)				quarterly					year

	Q4 2005	Q3 2005	% change	% change*	Q4 2004	% change	% change*	2005	2004	% change	% change*

Net interest	675	569	18.6	12.8	363	86.0	38.0	2,164	1,507	43.6	16.7
Net commissions	115	96	19.8	13.8	89	29.2	(3.4)	352	317	11.0	(12.3)
Net trading / results fin. trans.	20	25	(20.0)	(24.8)	27	(25.9)	(44.1)	52	1
Other operating income	31	271	(88.6)	(88.9)	54	(42.6)	(54.6)	407	159	156.0	152.0

Total operating income	841	961	(12.5)	(16.8)	533	57.8	17.6	2,975	1,984	49.9	24.9
Total operating expenses	543	445	22.0	15.9	332	63.6	22.0	1,730	1,295	33.6	9.5

Operating result	298	516	(42.2)	(45.0)	201	48.3	10.1	1,245	689	80.7	53.9
Provisioning	125	88	42.0	35.0	52	140.4	77.3	363	219	65.8	33.2

Operating profit before taxes	173	428	(59.6)	(61.4)	149	16.1	(13.3)	882	470	87.7	63.6
Taxes	6	97	(93.8)	(79.1)	62	(90.3)	(70.2)	238	168	41.7	(2.0)

Net operating profit	167	331	(49.5)	(56.2)	87	92.0	27.2	644	302	113.2	100.1

Restructuring charge					2				2
Taxes on restructuring charge					(1)				(1)

Net operating profit incl. restr. charge	167	331	(49.5)	(56.2)	86	94.2	28.7	644	301	114.0	100.7

Efficiency ratio	64.6%	46.3%			62.3%			58.2%	65.3%

(* at constant forex rates)

	31 Dec 05	30 Sep 05	% change					31 Dec 05	31 Dec 04	% change

Staff (fte)	25,912	26,151	(0.9)					25,912	26,800	(3.3)
(in billions of euros)
Total assets	23.7	22.8	3.9					23.7	14.0	69.3
Risk-weighted assets	14.8	13.4	10.4					14.8	9.3	59.1

Please note that, in order to facilitate comparisons, all figures below are at constant exchange rates and adjusted for the sale of Real Seguros (EUR 229 mln in other operating income, EUR 196 mln in net operating profit).

Full year 2005 compared with full year 2004

•

Total operating income increased by 13.4%, driven by strong growth in retail banking revenues.

The operating income of the retail banking activities grew by 16.0%, fuelled by a 31.4% increase of the retail loan portfolio. Lending to households, accounting for 53.8% of the portfolio, increased by 35.1% driven by strong growth of personal loans and overdrafts. Lending to SMEs grew by 27.3% on the back of increased account receivables financing and working capital needs. The average spread of the retail loan portfolio remained virtually unchanged.

The operating income of the consumer finance activities was down by 6.8% as the 7.2% growth in net interest income was more than offset by a decrease in net commissions. While 2004 was characterised by a focus on rationalisation and on improving the credit scoring and collection procedures, the focus in 2005 successfully shifted back to growing the loan portfolio. This resulted in a growth of new loans production of 34.9% as well as higher commissions paid. Average balances stood at BRL 8.5 bln. Average spreads continued their downward trend, reflecting the competitive environment in consumer finance.

At this point in time, the presently inverted yield curve is expected to become less inverted at a lower level. In combination with continued volume growth, this is expected to result in higher net interest income in 2006.

•

Total operating expenses increased by 9.5%, driven by increases in staff costs as a result of the new CLA, an increase in bonus accruals, new marketing and current account acquisition campaigns and a number of incidental expenses in the last quarter. Adjusted for these incidentals, the expense increase was 7.3%, reflecting ongoing cost control as well as synergy benefits related to the integration of Banco Sudameris.

•	The operating result grew by 20.7% and the efficiency ratio improved to 63.0%.

•	Provisioning increased to 303 basis points of average RWA compared with 257 basis points in 2004. This increase reflects the strong growth in the retail loan portfolio.

•

Operating profit before taxes increased by 14.9% as a result of robust revenue growth and active cost management. Operating profit before taxes is a good point of reference to measure the performance of the BU Brazil given the volatility experienced in the tax line as a result of the hedge impact.

•	The effective tax rate fell by 4.3 percentage points to 31.4% mainly as the result of a tax credit in the fourth quarter. The further appreciation of the Brazilian real against the US dollar in 2005 led to a hedge-related tax charge of EUR 39 mln, compared with a hedge-related tax charge of EUR 24 mln in 2004.

•	Net operating profit increased by 35.2%.

Fourth quarter 2005 compared with third quarter 2005

•

Total operating income of the BU Brazil increased by 9.2%, driven by strong growth in the retail loan portfolio.

The revenues of the retail banking line of business grew by 7.1%, driven by higher net interest income and commissions. Net interest income was up, driven by an 11.3% increase of the loan portfolio, which was partially offset by a decline in spreads. Lending to households grew by 5.9%, a marginally lower quarterly rate of increase compared with earlier quarters. The SME loan portfolio increased by 17.9%, the largest quarterly increase in 2005, reflecting upbeat economic conditions. Commissions were up 9.8%, driven by increased fees as a result of the successful 2005 current accounts campaign as well as payroll acquisitions. Economic conditions remain supportive for continued strong credit growth in 2006.

The operating income of the consumer finance operations increased by 5.8%, driven by higher net interest revenue. In a context of relatively stable spreads, volume growth was again the main driver of net interest revenue. New loan production increased by 15.8%.

•	Total operating expenses increased by 15.9% but were impacted by BRL 101 mln of incidental expenses, mainly a charge related to the settlement of the pension-fund obligations over the one-time bonus element of the CLAs of previous years, as well as IT expenses. Adjusted for these incidentals, expenses increased by 7.8%, mainly reflecting the impact of the new CLA, and to a lesser extent higher bonus accruals and higher marketing expenses. The new CLA affected the entire fourth quarter but only one month in the previous quarter.

•	The operating result declined by 1.0% and the efficiency ratio increased by 3.8 percentage points to 64.6%. Adjusted for the aforementioned incidental expenses, the operating result increased by 11.5% and the efficiency ratio was 60.0%.

•	Provisioning increased to 355 basis points of average RWA, mainly on the back of the continued strong growth in the retail loan portfolio.

•	Operating profit before taxes fell by 17.0%.

•	The effective tax rate declined from 32.2% to 3.5% as a result of a local tax credit as well as a EUR 16 mln hedge-related tax credit due to the weakening of the Brazilian real against the US dollar, compared with a hedge-related tax charge of EUR 18 mln in the previous quarter.

•	Net operating profit increased by 7.3%.

Business Unit New Growth Markets

(in millions of euros)				quarterly					year

	Q4 2005	Q3 2005	% change	% change*	Q4 2004	% change	% change*	2005	2004	% change	% change*

Net interest	104	94	10.6	9.9	60	73.3	60.3	363	237	53.2	49.5
Net commissions	53	53	0.0	(0.6)	46	15.2	6.1	193	173	11.6	9.8
Net trading / results fin. trans.	13	7	85.7	84.3	5	160.0	144.0	31	21	47.6	45.2
Results from equity holdings	25	18	38.9	35.6	11	127.3	105.5	73	44	65.9	62.7
Other operating income	18	27	(33.3)	(33.3)	24	(25.0)	(24.6)	47	84	(44.0)	(44.0)

Total operating income	213	199	7.0	6.2	146	45.9	35.5	707	559	26.5	24.0
Total operating expenses	101	103	(1.9)	(2.6)	98	3.1	(5.1)	369	344	7.3	4.9

Operating result	112	96	16.7	15.6	48	133.3	118.5	338	215	57.2	54.7
Provisioning	17	23	(26.1)	(28.3)	18	(5.6)	(16.1)	67	41	63.4	57.1

Operating profit before taxes	95	73	30.1	29.5	30	216.7	199.3	271	174	55.7	54.1
Taxes	20	15	33.3	34.0	6	233.3	213.3	58	34	70.6	67.4

Net operating profit	75	58	29.3	28.3	24	212.5	195.8	213	140	52.1	50.9
Discontinued operations (net)	0	0			0			0	239

Profit for the period	75	58	29.3	28.3	24	212.5	195.8	213	379	(43.8)	(44.3)

Restructuring charge					2				2
Taxes on restructuring charge					(1)				(1)

Net operating profit incl. restr. charge	75	58	29.3	28.3	23	226.1	208.7	213	378	(43.7)	(44.1)

Efficiency ratio	47.4%	51.8%			67.1%			52.2%	61.5%

(* at constant forex rates)
	31 Dec 05	30 Sep 05	% change					31 Dec 05	31 Dec 04	% change

Staff (fte)	5,599	5,468	2.4					5,599	4,616	21.3
(in billions of euros)
Total assets	7.7	7.4	4.1					7.7	5.3	45.3
Risk-weighted assets	6.5	6.2	4.8					6.5	4.4	47.7

Full year 2005 compared with full year 2004

It should be noted that as of 1 January 2005, 60% of the mortgage administration unit Stater, which was previously reported under the BU NGM, was transferred to the BU NL. In 2004, the impact on operating income was EUR 74 mln and on operating expenses EUR 72 mln.

•

Total operating income increased by 26.5% to EUR 707 mln, despite the transfer of Stater to the BU NL. Adjusted for the transfer, total operating income increased by 45.8%, largely due to continued strong growth in Asia. Income from the activities in Asia increased by 41.0% due to the success of the credit card business and the Van Gogh Preferred Banking activities. The number of credit cards in Asia increased by 48% to 2.4 million and the number of customers in Asia increased by 36% to 2.8 million. The contribution from our participation in Saudi Hollandi Bank increased by 63.6%, reflecting a strong market position in a booming economy.

In terms of the various revenue lines, net interest income was the main driver of the increase in operating income. Net interest income increased by 53.2% to EUR 363 mln, reflecting the increase in credit card lending, consumer finance, savings accounts and a year-to-date reclassification from commission income to net interest income in the second quarter of 2005.

•	Total operating expenses increased by 7.3% to EUR 369 mln. Adjusted for Stater, total operating expenses increased by 35.7% due to continued investments in the various businesses in Asia, such as the launch of new products, opening of new branches and intensive marketing campaigns. In 2005, 14 branches were opened, bringing the total in Asia to 67, of which 23 are located in India. The total number of FTEs in Asia increased by 35% to 5,224. We expect investments to continue in the coming years and they should be viewed against the background of the strong revenue growth in Asia.

•	The operating result improved by 57.2% to EUR 338 mln.

•	Provisioning increased from EUR 41 mln to EUR 67 mln, reflecting the growth of the loan portfolio and higher credit card outstandings.

•	Net operating profit increased by 52.1% to EUR 213 mln.

•	Income from discontinued operations in 2004 is related to the contribution of Bank of Asia, which was sold in 2004.

Fourth quarter 2005 compared with third quarter 2005

•	Total operating income increased by 7.0% to EUR 213 mln. The increase was broad based as all activities showed improved results.

•	Total operating expenses decreased by 1.9% to EUR 101 mln, reflecting strict cost control.

•	The operating result increased by 16.7%.

•	Provisioning decreased from EUR 23 mln to EUR 17 mln.

•	Net operating profit increased by 29.3% to EUR 75 mln.

Bouwfonds

(in millions of euros)	quarterly					year

	Q4 2005	Q3 2005	% change	Q4 2004	% change	2005	2004	% change

Net interest	139	134	3.7	111	25.2	513	416	23.3
Net commissions	2	4	(50.0)	5	(60.0)	10	18	(44.4)
Results from fin. transactions	(1)	2		7		1	3
Other operating income	97	79	22.8	61	59.0	347	235	47.7

Total operating income	237	219	8.2	184	28.8	871	672	29.6
Total operating expenses	110	91	20.9	97	13.4	381	290	31.4

Operating result	127	128	(0.8)	87	46.0	490	382	28.3
Provisioning	12	8	50.0	14	(14.3)	26	9	188.9

Operating profit before taxes	115	120	(4.2)	73	57.5	464	373	24.4
Taxes	33	43	(23.3)	22	50.0	149	107	39.3

Net operating profit	82	77	6.5	51	60.8	315	266	18.4

Efficiency ratio	46.4%	41.6%		52.7%		43.7%	43.2%

	31 Dec 05	30 Sep 05	% change			31 Dec 05	31 Dec 04	% change

Staff (fte)	2,010	2,071	(2.9)			2,010	1,772	13.4
(in billions of euros)
Total assets	43.3	42.2	2.6			43.3	38.3	13.1
Risk-weighted assets	25.9	25.2	2.8			25.9	22.8	13.6

Full year 2005 compared with full year 2004

•	Total operating income improved by 29.6% to EUR 871 mln as Bouwfonds continued its strong performance, driven by good results in all its businesses. Net interest income increased 23.3% to EUR 513 mln, driven by further growth of the residential mortgage portfolio and property finance activities as well as an increase in mortgage prepayment penalties. Prepayment penalties went up by EUR 49 mln to EUR 93 mln. Other operating income rose 47.7% to EUR 347 mln, mainly reflecting higher income from residential property development and the acquisition of MAB. In the Netherlands, the market for residential property remained favourable due to the low interest-rate environment. As a result, the number of homes sold and under construction was higher, leading to improved results. This improvement was partly offset by lower income from commercial property development, reflecting the low level of new projects in the Dutch office market.

•	Total operating expenses were up 31.4% to EUR 381 mln, mainly due to higher staff costs related to the organic expansion of the business as well as the acquisitions of MAB and the Staal Bankiers portfolio in the second half of 2004. In addition, expenses increased due to a higher level of exercised stock options.

•	The operating result improved by 28.3% to EUR 490 mln, and the efficiency ratio was relatively stable at 43.7%.

•	Provisioning went up by EUR 17 mln to EUR 26 mln as a result of provisions in the non-domestic mortgage portfolio.

Fourth quarter 2005 compared with third quarter 2005

•	Total operating income rose 8.2% to EUR 237 mln. Net interest income increased due to the continued strong growth in mortgages in the Netherlands and an increase in prepayment penalties by EUR 5 mln to EUR 30 mln. Other operating income increased by 22.8%, which is a reflection of higher results from residential property development.

•	Total operating expenses were 20.9% higher at EUR 110 mln, mainly due to costs related to the transfer of the mortgage business to the BU NL and the end-of-year performance-related remuneration.

•	The operating result was almost flat at EUR 127 mln, and the efficiency ratio increased by 4.8 percentage points.

•	Provisioning went up by EUR 4 mln to EUR 12 mln mainly as a result of provisions in the non-domestic mortgage portfolio.

•	Net operating profit increased by 6.5% to EUR 82 mln.

Recent developments

On 14 December 2005, ABN AMRO announced its intention to divest the property finance and development activities of Bouwfonds, a 100% subsidiary based in Hoevelaken, the Netherlands. These activities do not align with ABN AMRO's mid-market strategy and so Bouwfonds is now considered a non-core activity. ABN AMRO intends to start the divestment process in the first quarter of 2006. It should be noted that the mortgage activities of Bouwfonds have been transferred to the BU NL as per 1 January 2006.

THE WHOLESALE CLIENTS SBU

(in millions of euros)				quarterly					year

	Q4 2005	Q3 2005	% change	% change*	Q4 2004	% change	% change*	2005	2004	% change	% change*

Net interest	167	375	(55.5)	(56.3)	267	(37.5)	(42.7)	1,061	1,599	(33.6)	(35.1)
Net commissions	455	487	(6.6)	(7.8)	471	(3.4)	(9.3)	1,718	1,728	(0.6)	(2.6)
Net trading	717	403	77.9	76.6	221	224.4	213.5	1,915	1,138	68.3	67.0
Results from fin. transactions	179	90	98.9	93.6	33			544	41
Results from equity holdings	2	2			39	(94.9)	(95.1)	2	83	(97.6)	(98.0)
Other operating income	32	7			61	(47.5)	(48.4)	101	113	(10.6)	(11.2)

Total operating income	1,552	1,364	13.8	12.4	1,092	42.1	34.6	5,341	4,702	13.6	11.6
Total operating expenses	1,289	1,196	7.8	7.0	1,202	7.2	3.0	4,699	4,402	6.7	5.8

Operating result	263	168	56.5	50.8	(110)			642	300	114.0	96.6
Provisioning	(32)	(78)	(59.0)	(59.7)	(5)			(241)	(8)

Operating profit before taxes	295	246	19.9	15.7	(105)			883	308	186.7	170.1
Taxes	28	74	(62.2)	(64.7)	(65)			178	38

Net operating profit	267	172	55.2	50.3	(40)			705	270	161.1	145.9
Discontinued operations (net)	0	0			0			0	1

Profit for the period	267	172	55.2	50.3	(40)			705	271	160.1	144.9

Restructuring charge					381				381
Taxes on restructuring charge					(110)				(110)

Net operating profit incl. restr. charge	267	172	55.2	50.3	(311)			705	0

Efficiency ratio	83.1%	87.7%			110.1%			88.0%	93.6%

(* at constant forex rates)

	31 Dec 05	30 Sep 05	% change					31 Dec 05	31 Dec 04	% change

Staff (fte)	16,488	16,919	(2.5)					16,488	17,366	(5.1)
(in billions of euros)
Total assets	525.2	550.8	(4.6)					525.2	431.1	21.8
Risk-weighted assets	77.0	83.5	(7.8)					77.0	72.9	5.6

Full year 2005 compared with full year 2004

•

Total operating income increased by 13.6% to EUR 5,341 mln, driven by strong revenue growth in Fixed Income, Futures and FX (FIFF), and in particular structured derivatives.

Commercial Banking underlying operating income (adjusted for the sale of the professional brokerage and domestic custody businesses in 2004) increased by 7.8% to EUR 1,976 mln due to growth of both transaction banking and loan portfolio revenues. Transaction banking showed double-digit revenue growth in 2005, driven by better results from cash flow advisory on the back of higher cash balances, higher US Fed fund rates and a positive foreign exchange impact. Income from the loan portfolio improved on the back of growth of the loan portfolio, though this was partly offset by declining margins in North America and Asia.

FIFF operating income rose by 34.9% to EUR 1,822 mln mainly due to the growth in structured derivative product revenues. The Derivatives Step Change programme, introduced at the start of the year, resulted in revenue growth of over 150%. This programme involves the development of new innovative products as well as leveraging the ABN AMRO consumer and commercial network. In addition, increased revenues from fixed income trading and sales, in particular local markets, more than offset the decline in revenues from proprietary trading and money market/repo activities.

Equities & Investment Banking operating income increased by 5.4% to EUR 1,456 mln. Equity brokerage revenues were stable as higher volumes were offset by lower margins. However, the implementation of an integrated cash and derivatives product and sales platform resulted in an increase in Equity revenues. Revenues from M&A and Fixed Income Capital Markets increased in the second half on the back of a strong pipeline built up during the year.

The revenue lines of net interest income, results from financial transactions, commissions and trading should be viewed jointly, as income in the UK has been reclassified between these revenue lines.

•	Total operating expenses increased by 6.7% to EUR 4,699 mln, primarily driven by higher bonus accruals and indirect costs on the back of higher IT expenses driven by several large projects (e.g. Basel II and compliance). The total compensation-to-revenue ratio improved to 44.5% from 48.8% in 2004.

•	The operating result increased by 114.0% to EUR 642 mln.

•	Provisioning declined by EUR 233 mln to a net release of EUR 241 mln driven by substantial releases in the telecom and energy portfolios.

•	The effective tax rate increased to 20.1% from 12.3%.

•	Net operating profit increased by 161.1% to EUR 705 mln.

•	Risk-weighted assets increased by EUR 4.1 bln between 31 December 2004 and 31 December 2005 as the foreign currency impact of EUR 6.4 bln more than offset the decline in RWA.

Fourth quarter 2005 compared with third quarter 2005

•

Total operating income increased by 13.8% to EUR 1,552 mln, largely due to strong revenue growth in Equities & Investment Banking and in Commercial Banking.

Income from Commercial Banking increased by 17.7% to EUR 553 mln. Revenues from the loan portfolio improved on the back of higher margins. Revenues from transaction banking improved due to higher results from the cash flow advisory business on the back of higher fees and improved margins on US dollar balances.

FIFF income declined by 11.0% to EUR 484 mln after a very strong third quarter, due to declining proprietary, local markets and G11 rates trading. FX trading benefited from increased market volatility. Income from structured derivatives and futures remained at the high levels of the third quarter.

Equities & Investment Banking revenues increased by 35.3% to EUR 495 mln, the best quarter in 2005. Fixed Income Capital Markets was the main driver of growth. The strong pipeline built up during the year resulted in the successful execution of a number of large deals. M&A advisory increased further after a strong third quarter. Revenues in Equities declined somewhat as client activity slowed down following a very strong third quarter and traditionally low December volumes.

The revenue lines of net interest income, results from financial transactions, commissions and trading should be viewed jointly, as income in the UK has been reclassified between these revenue lines.

•	Total operating expenses increased by 7.8% to EUR 1,289 mln, primarily driven by higher bonus accruals in the fourth quarter. Operating expenses excluding bonuses went down by 1.4% as staff costs and indirect costs decreased. The total compensation-to-revenue ratio remained relatively stable at 44.3%.

•	The operating result increased by 56.5% to EUR 263 mln and the efficiency ratio improved to 83.1%.

•	The net release of provisions decreased by EUR 46 mln to a net release of EUR 32 mln.

•	Taxes decreased by EUR 46 mln to EUR 28 mln due to UK tax loss carry-forwards. The effective tax rate decreased to 9.5% from 30.1% in the previous quarter.

•	Net operating profit increased by 55.2% to EUR 267 mln.

•	Risk-weighted assets decreased by EUR 6.5 bln due to the successful execution of a number of deals including Priory and Wind. As WCS was still above its year-end target, EUR 2.5 bln of RWA were transferred to Group ALM, at a penalty rate, in line with our strong commitment to capital discipline.

Recent developments

With the new structure, ABN AMRO has unbundled the existing WCS operation into regional Client BUs, the BU Global Clients and BU Global Markets. This unbundling will improve the availability of WCS products to ABN AMRO's mid-market corporate clients. For the commercial clients that will be transferred from WCS to the regional Client BUs, ABN AMRO is committed to improving its efficiency ratio through both a revenue uplift from improved cross-selling and a more efficient client coverage model. For the BU Global Clients, ABN AMRO is committed to restricting capital deployed by this BU to less than 10% of the Group total. For the BU Global Markets, ABN AMRO is committed to achieving an improvement of five percentage points in its efficiency ratio for 2006, and to improving further to below 80% by the end of 2008. ABN AMRO will provide further details with its first quarter 2006 results on these commitments.

Business Unit Private Equity

(in millions of euros)	quarterly						year

	Q4 2005*	Q4 2005	Q3 2005	% change	Q4 2004	% change	2005	2004	% change

Net interest	(67)	3	10		(12)		5	(32)
Net commissions	(19)	(19)	7		4		0	8
Results from fin. transactions	182	165	70	135.7	267	(38.2)	431	660	(34.7)
Other operating income	(8)	10	(1)		(23)		14	(20)
Net sales private equity holdings	1,057	0	0		0		0	0

Total operating income	1,145	159	86	84.9	236	(32.6)	450	616	(26.9)
Operating expenses	325	39	42	(7.1)	18	116.7	130	115	13.0
Goods and materials priv. equity holdings	700	0	0		0		0	0

Total operating expenses	1,025	39	42	(7.1)	18	116.7	130	115	13.0
Operating result	120	120	44	172.7	218	(45.0)	320	501	(36.1)
Provisioning	17	17	16	6.3	1		34	16	112.5

Operating profit before taxes	103	103	28		217	(52.5)	286	485	(41.0)
Taxes	(25)	(25)	(3)		1		(45)	22

Net operating profit	128	128	31		216	(40.7)	331	463	(28.5)

(* including consolidation effect of private equity holdings)

		31 Dec 05	30 Sep 05	% change			31 Dec 05	31 Dec 04	% change

Staff (fte)		109	113	(3.5)			109	115	(5.2)
(in billions of euros)
Risk-weighted assets		3.0	3.0	0.0			3.0	1.9	57.9

The fair market value of the private equity portfolio increased from EUR 2,632 mln to EUR 2,711 mln in the fourth quarter. This was mainly the result of EUR 197 mln in new investments, EUR 180 mln in proceeds from investments sold and EUR 31 mln of foreign exchange impact.

The fair market value as per 31 December 2005 of the unquoted Buy-out portfolio amounted to EUR 1,711 mln. The fair market value of the unquoted Corporate Investment portfolio amounted to EUR 579 mln. The fair market value of the quoted portfolio was EUR 421 mln.

Major new Buy-out investments in the fourth quarter included Scotts and McColls (Australia, transportation), Bonna Sabla (France, industrial products & services) and Bianchi Vending (Italy, business products & supplies). Major divestments were AUSDOC (Australia, support services) and Puzzler Media (UK, media).

Please note that the analysis below is based on figures excluding the consolidation effect of controlled investments.

Full year 2005 compared with full year 2004

•	Total operating income decreased by 26.9% to EUR 450 mln. The decrease in operating income was primarily driven by a 34.7% decrease in results from financial transactions caused by a more normalised level of exits of consolidated companies. Unrealised fair market value changes of the consolidated portfolio are only recognised as operating income at the moment a consolidated investment is sold.

•	Operating expenses increased by 13.0% to EUR 130 mln mainly caused by incidental expenses.

•	The operating result decreased by 36.1% to EUR 320 mln.

•	Provisioning increased from EUR 16 mln to EUR 34 mln due to a provision taken in the UK portfolio.

•	Taxes decreased by EUR 67 mln to a tax release of EUR 45 mln.

•	Net operating profit decreased by 28.5% to EUR 331 mln.

Fourth quarter 2005 versus third quarter 2005

•	Total operating income increased by 84.9% to EUR 159 mln. This was primarily driven by an increase in results from financial transactions from EUR 70 mln to EUR 165 mln due to the exit of the consolidated investments AUSDOC and Puzzler Media. Net commissions were adversely impacted by fees payable to third parties.

•	Operating expenses decreased by 7.1% to EUR 39 mln due to lower overhead costs.

•	The operating result increased by 172.7% to EUR 120 mln.

•	Net operating profit increased to EUR 128 mln.

Business Unit Private Clients

(in millions of euros)	quarterly							year

	Q4 2005	Q3 2005	% change	% change*	Q4 2004	% change	% change*	2005	2004	% change	% change*

Net interest	119	122	(2.5)	(2.7)	103	15.5	14.6	480	416	15.4	15.4
Net commissions	171	136	25.7	25.6	140	22.1	21.9	594	544	9.2	9.2
Net trading	11	10	10.0	10.0	13	(15.4)	(16.2)	42	45	(6.7)	(6.7)
Other operating income	19	56	(66.1)	(66.1)	29	(34.5)	(34.5)	109	74	47.3	47.3

Total operating income	320	324	(1.2)	(1.4)	285	12.3	11.8	1,225	1,079	13.5	13.6
Total operating expenses	223	258	(13.6)	(13.8)	194	14.9	13.8	891	788	13.1	12.9

Operating result	97	66	47.0	47.1	91	6.6	7.4	334	291	14.8	15.4
Provisioning	2	6			(1)			6	0

Operating profit before taxes	95	60	58.3	58.5	92	3.3	4.0	328	291	12.7	13.3
Taxes	22	3			29	(24.1)	(23.4)	73	86	(15.1)	(14.7)

Net operating profit	73	57	28.1	28.2	63	15.9	16.7	255	205	24.4	25.1

Restructuring charge					56				56
Taxes on restructuring charge					(20)				(20)

Net operating profit incl. restr. charge	73	57	28.1	28.2	27			255	169	50.9	51.7

Efficiency ratio	69.7%	79.6%			68.1%			72.7%	73.0%
(* at constant forex rates)
	31 Dec 05	30 Sep 05	% change					31 Dec 05	31 Dec 04	% change

Staff (fte)	4,009	4,006	0.1					4,009	3,960	1.2
(in billions of euros)
Assets under Administration	131.0	127.0	3.1					131.0	115.0	13.9
Total assets	17.0	16.8	1.2					17.0	15.3	11.1
Risk-weighted assets	7.3	7.4	(1.4)					7.3	6.8	7.4

It should be noted that the third quarter 2005 and full year 2005 results include a gain (EUR 38 mln operating income, operating result, and net operating profit) on the sale of Nachenius, Tjeenk & Co, booked in other operating income, and a charge (EUR 45 mln operating expenses and EUR 30 mln net operating profit) related to the merger of Banque Neuflize and OBC in France.

Full year 2005 compared with full year 2004

•	Total operating income increased by 13.5% to EUR 1,225 mln, partly due to the gain on the sale of Nachenius, Tjeenk & Co. Adjusted for this one-off gain, operating income increased by 10.0%, mainly due to a very strong performance in the Netherlands and a significantly improved performance in Germany.

In terms of the various revenue lines, net interest income increased by 15.4% to EUR 480 mln due to higher client balances and spreads. Commission income increased by 9.2% to EUR 594 mln in 2005 due to a substantial number of new product launches.

•	Total operating expenses increased by 13.1% to EUR 891 mln, partly due to the EUR 45 mln charge related to France. Adjusted for this charge, expenses increased by 7.4%, partly due to higher costs in the Netherlands. The expenses in Germany showed a decline, reflecting the cost synergies from the successful integration of Delbrück Bethmann Maffei.

•	The operating result increased by 14.8% to EUR 334 mln on the back of a very strong performance in the Netherlands and an improved performance in Germany. The underlying efficiency ratio improved from 73.0% to 71.3%.

•	Net operating profit increased by 24.4% to EUR 255 mln.

•	Assets under Administration increased from EUR 115 bln at the end of December 2004 to EUR 131 bln at the end of December 2005, reflecting an increase in net new assets and higher net asset values due to improved financial markets. The asset mix changed slightly to 70% in securities (from 67% at the end of 2004) and 30% in cash (from 33% at the end of 2004).

Fourth quarter 2005 compared with third quarter 2005

•	Total operating income decreased by 1.2% to EUR 320 mln due to the absence in the fourth quarter of the gain on the sale of Nachenius, Tjeenk & Co. Adjusted for this one-off gain, operating income increased by 11.9%, mainly due to higher income in the Netherlands. This increase was driven by higher commission income as a result of seasonal effects (the third quarter showed lower securities transaction volumes due to the holiday season) and new product launches in the fourth quarter.

•	Total operating expenses decreased by 13.6% to EUR 223 mln, mainly due to the absence in the fourth quarter of the charge related to France. Adjusted for the charge, expenses increased by 4.7%, mainly due to higher costs in France and the Netherlands.

•	The operating result increased by 47.0% to EUR 97 mln. Adjusted for the one-off gain and charge in the third quarter, the operating result increased by 32.9%.

•	Net operating profit increased by 28.1% to EUR 73 mln. Adjusted for the one-off gain and charge in the third quarter, net operating profit increased by 49.0%.

•	Assets under Administration increased slightly from EUR 127 bln at the end of September 2005 to EUR 131 bln at the end of December 2005.

Business Unit Asset Management

(in millions of euros)	quarterly							year

	Q4 2005	Q3 2005	% change	% change*	Q4 2004	% change	% change*	2005	2004	% change	% change*

Net interest	1	3			(1)			6	4	50.0	50.0
Net commissions	164	150	9.3	8.5	147	11.6	7.0	596	535	11.4	10.2
Net trading	2	5	(60.0)	(60.0)	5	(60.0)	(62.0)	14	9	55.6	54.4
Results from fin. transactions	3	26	(88.5)	(88.5)	3	0.0	0.0	55	10
Other operating income	17	2			20	(15.0)	(19.5)	41	36	13.9	11.4

Total operating income	187	186	0.5	(0.4)	174	7.5	2.8	712	594	19.9	18.5
Total operating expenses	141	122	15.6	14.9	127	11.0	7.2	501	442	13.3	12.5

Operating result	46	64	(28.1)	(29.5)	47	(2.1)	(8.9)	211	152	38.8	36.1
Taxes	9	11	(18.2)	(20.9)	17	(47.1)	(52.9)	40	46	(13.0)	(14.8)

Net operating profit	37	53	(30.2)	(31.3)	30	23.3	16.0	171	106	61.3	58.1

Restructuring charge					1				1

Net operating profit incl. restr. charge	37	53	(30.2)	(31.3)	29	27.6	20.0	171	105	62.9	59.6

Efficiency ratio	75.4%	65.6%			73.0%			70.4%	74.4%
(* at constant forex rates)
	31 Dec 05	30 Sep 05	% change					31 Dec 05	31 Dec 04	% change

Staff (fte)	1,655	1,733	(4.5)					1,655	1,919	(13.8)
(in billions of euros)
Assets under management	176.2	173.2	1.7					176.2	160.7	9.6
Total assets	1.2	1.2	0.0					1.2	1.0	20.0
Risk-weighted assets	0.8	0.9	(11.1)					0.8	1.2	(33.3)

Full year 2005 compared with full year 2004

Please note that the figures in the section below are adjusted for several incidental items. The 2005 results are adjusted for the sale of the Trust business (EUR 17 mln operating income, operating result and net operating profit) and the gain on the sale of operations in Kazakhstan (EUR 13 mln operating income and operating result, EUR 9 mln net operating profit). Results for the full year 2004 have been adjusted for the gain on the sale of the Czech Pension Fund (EUR 12 mln operating income, operating result and net operating profit) and the sale of the 401K business in the US (EUR 16 mln operating income and operating result, EUR 10 mln net operating profit).

•	Total operating income went up by 20.5% to EUR 682 mln. The growth in commission income is related to the improved asset mix towards more profitable products and the higher fee levels on existing products. In addition Assets under Management (AuM) increased due to the improved performance of our mandates and funds and the improved capital markets in 2005. Results from financial transactions increased due to the positive returns on seed capital. Other operating income increased as the strict focus on core activities led to divestments. This result reflects Asset Management’s focus on high- performance products and profitable growth in asset management products, working closely together with clients to tailor products to their needs. This client-driven approach and its expertise in the development of alternative asset products enabled Asset Management to grow in this attractive segment. The acquisition of IAM further strengthens its product suite. The 2005 results show the success of Asset Management’s strategy to grow in more attractive, better priced products, rather than just a focus on growth in AuM.

•	Total operating expenses increased by 13.3% to EUR 501 mln, mainly driven by higher performance- related remuneration, professional fees related to the divestment processes, an increase in commercial activities and an incidental impairment charge taken for software and commercial contracts.

•	The operating result grew by 46.0% to EUR 181 mln. The tax rate decreased due to the high level of tax-exempted gains. As a result, net operating profit increased by 72.6% to EUR 145 mln.

•	The efficiency ratio improved by 4.6 percentage points to 73.5%.

Fourth quarter 2005 compared with third quarter 2005

Please note that all figures in the section below exclude the gain on the sale of the asset management operations in Kazakhstan (EUR 13 mln operating income and operating result, EUR 9 mln net operating profit) in the fourth quarter of 2005.

•	Total operating income decreased by 6.5% to EUR 174 mln. Net commission income rose 9.3% to EUR 164 mln mainly due to higher AuM levels and end-of-year performance fees. Results from financial transactions reduced by EUR 23 mln to EUR 3 mln as the results from seed capital positions declined in the fourth quarter.

•	Total operating expenses increased by EUR 19 mln to EUR 141 mln due to seasonal factors and an incidental impairment charge taken for software. In addition, expenses increased due to a higher level of commercial activities related to new fund launches. The third quarter cost level is a better indication for the expected expense run rate for 2006.

•	The operating result went down by 48.4% to EUR 33 mln.

•	The efficiency ratio increased by 15.4 percentage points to 81.0%.

Recent developments

As at 31 December 2005, AuM amounted to EUR 176.2 bln compared with EUR 173.2 bln at the end of the previous quarter. Foreign exchange movements across the quarter had no material impact. The AuM numbers also include funds under management from the multi-manager and asset management activities of Banque de Neuflize and Banque OBC. The AuM levels at Artemis, the UK-based specialist in active investment products for retail investors, continued to rise strongly. The asset mix was stable at 46% equities, 39% fixed income and 15% cash and other.

On 20 January 2006, ABN AMRO Asset Management announced that it has entered into a definitive agreement with International Asset Management’s shareholders to acquire 100% of the share capital of IAM. IAM is a fund of hedge funds manager with circa USD 2.6 bln of AuM. The transaction is subject to the customary regulatory approvals and is scheduled to close during the first quarter of 2006. The terms of the transaction are not disclosed.

In January 2006, Sarah Russell took over from Huibert Boumeester as CEO of ABN AMRO Asset Management. Sarah Russell was most recently Chief Financial Officer of the bank’s Wholesale Clients unit.

Group Functions, incl. Group Services

(in millions of euros)
	quarterly					year

	Q4 2005	Q3 2005	% change	Q4 2004	% change	2005	2004	% change

Net interest	(150)	(81)		69		(305)	(3)
Net commissions	(1)	1		(11)		(28)	1
Net trading	(86)	(2)		(18)		(32)	(36)
Results from fin. transactions	93	204	(54.4)	4		607	472	28.6
Results from equity holdings	6	27	(77.8)	26	(76.9)	114	20
Other operating income	22	3		3		23	6

Total operating income	(116)	152		73		379	460	(17.6)
Total operating expenses	(244)	28		(4)		(95)	86

Operating result	128	124	3.2	77	66.2	474	374	26.7
Provisioning	64	56	14.3	24	166.7	95	23

Operating profit before taxes	64	68	(5.9)	53	20.8	379	351	8.0
Taxes	(109)	6		(11)		(50)	85

Net operating profit	173	62	179.0	64	170.3	429	266	61.3
Discontinued operations (net)	0	0		1,065		0	1,207

Profit for the period	173	62	179.0	1,129	(84.7)	429	1,473	(70.9)

Buy-off CLA				177			177
Taxes buy-off CLA				(60)			(60)

Net profit including buy-off CLA	173	62	179.0	1,012	(82.9)	429	1,356	(68.4)

	31 Dec 05	30 Sep 05	% change			31 Dec 05	31 Dec 04	% change

Staff (fte)	6,020	5,082	18.5			6,020	3,867	55.7
(in billions of euros)
Total assets	70.1	66.8	4.9			70.1	60.6	15.7
Risk-weighted assets	8.6	3.6	138.9			8.6	3.0	186.7

Full year 2005 compared with full year 2004

•	Total operating income decreased by 17.6% to EUR 379 mln, mainly due to lower US dollar profit hedge results (booked in net interest income) and a provision for balance sheet adjustments, offsetting higher results from our stakes in Italy.

•	Total operating expenses decreased by EUR 181 mln, mainly due to the release of the post-retirement healthcare benefit provision (EUR 392 mln gross, EUR 268 mln net), more than offsetting the cost of the US regulatory fine (EUR 67 mln gross, EUR 67 mln net) and a provision for compensation of holidays not taken by staff (EUR 56 mln gross, EUR 40 mln net in 2005).

•	The operating result increased by 26.7% to EUR 474 mln.

•	Provisioning increased by EUR 72 mln, mainly due to the incurred but not identified (IBNI) provision.

•	Taxes declined substantially in 2005 mainly due to releases of tax provisions in the fourth quarter.

•	Net operating profit increased by 61.3% to EUR 429 mln.

•	Income from discontinued operations in 2004 represented the net profit of LeasePlan, which we sold in 2004.

Fourth quarter 2005 compared with third quarter 2005

•	Total operating income decreased by EUR 268 mln due to lower hedge income (booked in net interest income), a provision for balance sheet adjustments (booked in trading income).

•	Total operating expenses decreased by EUR 272 mln, mainly due to the release of the post-retirement healthcare benefit provision (EUR 392 mln gross, EUR 268 mln net), offsetting the costs of the US regulatory fine (EUR 67 mln gross, EUR 67 mln net) and the provision for compensation of holidays not taken by staff (EUR 56 mln gross, EUR 40 mln net).

•	The operating result increased by EUR 4 mln to EUR 128 mln.

•	Provisioning increased by EUR 8 mln to EUR 64 mln.

•	Taxes declined substantially in the fourth quarter, mainly due to releases of tax provisions.

•	Net operating profit increased by EUR 111 mln to EUR 173 mln.

•	The amount of RWA increased by EUR 5.0 bln to EUR 8.6 bln, partly due to a transfer of RWA from WCS to Group ALM. As the amount of RWA in WCS was above its year-end target, EUR 2.5 bln of RWA were transferred to Group ALM, at a penalty rate, in line with our strong commitment to capital discipline.

Appendix 1

Consolidated income statement 2005-2004 (1)

(in millions of euros)
	Q4	Q3		Q4	year

	2005	2005	% change	2004	2005	2004	% change

Net interest income	2,213	2,430	(8.9)	2,141	9,061	8,796	3.0

Payment services	375	369	1.6	359	1,411	1,324	6.6
Insurance	34	39	(12.8)	26	130	117	11.1
Securities	293	338	(13.3)	325	1,239	1,267	(2.2)
Asset management and trust funds	282	264	6.8	245	1,026	915	12.1
Guarantees	49	53	(7.5)	58	209	213	(1.9)
Other	249	208	19.7	193	731	729	0.3

Net commissions	1,282	1,271	0.9	1,206	4,746	4,565	4.0

Securities	386	171	125.7	38	650	179
Foreign exchange dealing	129	158	(18.4)	325	542	687	(21.1)
Derivatives	211	111	90.1	(70)	933	380	145.5
Other	32	17	88.2	(11)	48	63	(23.8)

Trading Income	758	457	65.9	282	2,173	1,309	66.0

Shares and participations	425	181	134.8	292	971	893	8.7
Derivatives	(19)	171		(174)	234	(156)
Debt instruments	202	(1)		49	431	179	140.8
Other	(160)	75		84	94	(8)

Results from financial transactions	448	426	5.2	251	1,730	908	90.5

Results equity participations	51	68	(25.0)	101	280	206	35.9

Other operating income	389	592	(34.3)	419	1,588	1,235	28.6

Net sales private equity holdings	1,185	895	32.4	466	3,637	2,616	39.0

Total operating income	6,326	6,139	3.0	4,866	23,215	19,635	18.2

Staff costs	1,864	1,963	(5.0)	1,826	7,489	7,139	4.9
Other administrative expenses	1,678	1,411	18.9	1,253	5,821	4,859	19.8
Depreciation	279	267	4.5	248	1,017	1,126	(9.7)
Restructuring charge	(8)	45		967	37	967

Goods & materials private equity holdings	804	622	29.3	287	2,519	1,665	51.3

Total operating expenses	4,617	4,308	7.2	4,581	16,883	15,756	7.2
Operating result	1,709	1,831	(6.7)	285	6,332	3,879	63.2
Provisioning	287	200	43.5	167	648	616	5.2

Operating profit before taxes	1,422	1,631	(12.8)	118	5,684	3,263	74.2
Taxes	101	423	(76.1)	(86)	1,241	770	61.2

Net operating profit	1,321	1,208	9.4	204	4,443	2,493	78.2
Discontinued operations (net)	0	0		1,065	0	1,447

Profit for the period	1,321	1,208	9.4	1,269	4,443	3,940	12.8

Net profit attributable to AA shareholders	1,296	1,204	7.6	1,259	4,382	3,865	13.4
Net profit attributable to minority interests	25	4		10	61	75	(18.7)
Earnings per ordinary share of EUR 0.56
(in euros)(2)	0.70	0.65	7.7	0.75	2.43	2.33	4.3
Average exchange EUR/USD-rate	1.19	1.22	(2.5)	1.32	1.24	1.22	1.6

(1)	unaudited.
(2)	Based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 31 December 2005 (1)

(in millions of euros)
	31 Dec 2005	31 Dec 2004	% change

Assets
Cash and balances at central banks	16,657	17,896	(6.9)
Financial assets held for trading	202,055	167,035	21.0
Financial investments	124,494	102,948	20.9
Loans and receivables - banks	108,635	83,858	29.5
Loans and receivables - customers	380,248	320,022	18.8
Investments in associated undertakings	2,993	1,428	109.6
Property and equipment	8,110	7,173	13.1
Goodwill and other intangible assets	5,168	3,143	64.4
Accrued income and prepaid expenses	7,614	5,740	32.6
Other assets	24,830	18,211	36.3

	880,804	727,454	21.1

Liabilities
Financial liabilities held for trading	148,588	129,506	14.7
Due to banks	167,821	133,529	25.7
Due to customers	317,083	281,379	12.7
Issued debt securities	170,619	121,322	40.7
Provisions	6,411	6,933	(7.5)
Accrued expenses and deferred income	8,335	8,074	3.2
Other liabilities	18,723	13,562	38.1

Total liabilities excluding subordinated liabilities	837,580	694,215	20.7

Subordinated liabilities	19,072	16,687	14.3

Share capital	1,069	954	12.1
Share premium account	5,269	2,604	102.3
Net gains / (losses) not recognised in the income statement	1,246	309
Reserves	15,237	11,580	31.6
Treasury shares	(600)	(632)

Shareholders' equity	22,221	14,815	50.0
Minority interests	1,931	1,737	11.2

Total equity	24,152	16,552	45.9

Group capital	43,224	33,239	30.0

	880,804	727,454	21.1

Contingent liabilities	64,008	46,465	37.8
Committed facilities	141,010	145,009	(2.8)

Exchange EUR/USD-rate	1.18	1.36	(13.2)

(1)	unaudited.

Appendix 3

Analysis of loans and receivables customers by SBU

(in billions of euros)
	31 Dec 2005	31 Sep 2005	% change	31 Dec 2004	% change

Consumer & Commercial Clients	203.8	197.3	3.3	170.4	19.6
Wholesale Clients	167.9	172.0	(2.4)	137.0	22.6
Private Clients	8.1	7.9	2.5	7.4	9.5
Group Functions incl. Group Services	0.4	0.5		5.2	(92.3)

Group	380.2	377.7	0.7	320.0	18.8

Staff
(fte)

	31 Dec 2005	31 Sep 2005	change	31 Dec 2004	change

Consumer & Commercial Clients	68,554	70,549	(1,995)	70,193	(1,639)
Wholesale Clients	16,488	16,919	(431)	17,366	(878)
Private Equity	109	113	(4)	115	(6)
Private Clients	4,009	4,006	3	3,960	49
Asset Management	1,655	1,733	(78)	1,919	(264)
Group Functions incl. Group Services	6,020	5,082	938	3,867	2,153

Group	96,835	98,402	(1,567)	97,420	(585)

Other information

	31 Dec 2005	31 Sep 2005	% change	31 Dec 2004	% change

Number of ordinary shares outstanding (in millions)	1,877.9	1,876.3	0.1	1,669.2	12.5
Net asset value per ordinary share (in euros)	11.83	11.15	6.1	8.88	33.2
Number of preference shares (in millions)	1,369.8	1,369.8		1,369.8
Average shareholders' equity (in millions) *	18,646	17,762		12,995
Return on average shareholders' equity *	23.5%	23.2%		29.7%
Earnings per share (in euros)	2.43	1.73		2.33
Earnings per share fully diluted (in euros)	2.42	1.73		2.33
(* excluding special component of equity)

Changes in total equity
(in millions of euros)
Cum 2005

Total equity as at the beginning of January	16,552
Profit for the period attributable to shareholders	4,382
Private placements	2,693
Movements special components of equity	(142)
Dividend paid	(659)
Currency translation differences	1,213
Other	113

Total equity as at the end of December	24,152

Appendix 4a

Breakdown income statement fourth quarter 2005
 (in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	699	598	675	104	139	119	1
Net commissions	170	172	115	53	2	171	164
Trading income	17	32	46	12	0	11	2
Result from financial transactions	0	(32)	(26)	1	(1)	3	3
Result from equity participations	4	2	7	25	7	0	(2)
Other operating income	45	138	24	18	90	16	19

Total operating income	935	910	841	213	237	320	187
Total operating expenses	659	666	543	101	110	223	141

Operating result	276	244	298	112	127	97	46
Provisioning	75	7	125	17	12	2	0

Operating profit before taxes	201	237	173	95	115	95	46
Taxes	62	57	6	20	33	22	9

Net operating profit	139	180	167	75	82	73	37

Efficiency ratio	70.5%	73.2%	64.6%	47.4%	46.4%	69.7%	75.4%
Staff (fte)	18,989	16,044	25,912	5,599	2,010	4,009	1,655
(in billions of euros)
Total assets	95.3	90.0	23.7	7.7	43.3	17.0	1.2
Risk-weighted assets	47.3	66.7	14.8	6.5	25.9	7.3	0.8

	WCS	GF/GS	Private Equity	Group (excl. cons.eff.)	cons. effect*	Group (incl. cons.eff.)

Net interest income	167	(150)	3	2,355	(142)	2,213
Net commissions	455	(1)	(19)	1,282	0	1,282
Trading income	717	(86)	6	757	1	758
Result from financial transactions	179	93	165	385	63	448
Result from equity participations	2	6	0	51	0	51
Other operating income	32	22	4	408	(19)	389
Net sales private equity holdings	0	0	0	0	1,185	1,185

Total operating income	1,552	(116)	159	5,238	1,088	6,326
Operating expenses	1,289	(244)	39	3,527	286	3,813
Goods & materials private equity holdings	0	0	0	0	804	804

Total operating expenses	1,289	(244)	39	3,527	1,090	4,617
Operating result	263	128	120	1,711	(2)	1,709
Provisioning	(32)	64	17	287	0	287

Operating profit before taxes	295	64	103	1,424	(2)	1,422
Taxes	28	(109)	(25)	103	(2)	101

Net operating profit	267	173	128	1,321	0	1,321

Efficiency ratio	83.1%			67.3%		73.0%
Staff (fte)	16,488	6,020	109	96,835
(in billions of euros)
Total assets	525.2	70.1	7.3	880.8
Risk-weighted assets	77.0	8.6	3.0	257.9

*	The effect of breaking out the net operating profit of EUR (21) million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 4b

Breakdown income statement third quarter 2005
 (in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	682	578	569	94	134	122	3
Net commissions	167	170	96	53	4	136	150
Trading income	12	21	4	4	0	10	5
Result from financial transactions	0	27	21	3	2	2	26
Result from equity participations	4	1	12	18	3	(1)	2
Other operating income	46	109	259	27	76	55	0

Total operating income	911	906	961	199	219	324	186
Total operating expenses	668	535	445	103	91	258	122

Operating result	243	371	516	96	128	66	64
Provisioning	74	7	88	23	8	6	0

Operating profit before taxes	169	364	428	73	120	60	64
Taxes	51	115	97	15	43	3	11

Net operating profit	118	249	331	58	77	57	53

Efficiency ratio	73.3%	59.1%	46.3%	51.8%	41.6%	79.6%	65.6%
Staff (fte)	20,141	16,718	26,151	5,468	2,071	4,006	1,733
(in billions of euros)
Total assets	91.7	92.8	22.8	7.4	42.2	16.8	1.2
Risk-weighted assets	61.1	68.1	13.4	6.2	25.2	7.4	0.9

	WCS	GF/GS	Private Equity	Group (excl. cons.eff.)	cons. effect*	Group (incl. cons.eff.)

Net interest income	375	(81)	10	2,486	(56)	2,430
Net commissions	487	1	7	1,271	0	1,271
Trading income	403	(2)	0	457	0	457
Result from financial transactions	90	204	70	445	(19)	426
Result from equity participations	2	27	0	68	0	68
Other operating income	7	3	(1)	581	11	592
Net sales private equity holdings	0	0	0	0	895	895

Total operating income	1,364	152	86	5,308	831	6,139
Operating expenses	1,196	28	42	3,488	198	3,686
Goods & materials private equity holdings	0	0	0	0	622	622

Total operating expenses	1,196	28	42	3,488	820	4,308
Operating result	168	124	44	1,820	11	1,831
Provisioning	(78)	56	16	200	0	200

Operating profit before taxes	246	68	28	1,620	11	1,631
Taxes	74	6	(3)	412	11	423

Net operating profit	172	62	31	1,208	0	1,208

Efficiency ratio	87.7%			65.7%		70.2%
Staff (fte)	16,919	5,082	113	98,402
(in billions of euros)
Total assets	550.8	66.8	6.8	899.3
Risk-weighted assets	83.5	3.6	3.0	272.4

*	The effect of breaking out the net operating profit of EUR 20 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 4c

Breakdown income statement fourth quarter 2004
 (in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	642	549	363	60	111	103	(1)
Net commissions	170	145	89	46	5	140	147
Trading income	11	22	26	1	0	13	5
Result from financial transactions	0	(34)	1	4	7	(1)	3
Result from equity participations	8	0	7	11	(1)	11	0
Other operating income	20	187	47	24	62	19	20

Total operating income	851	869	533	146	184	285	174
Total operating expenses	635	493	332	98	97	194	127

Operating result	216	376	201	48	87	91	47
Provisioning	41	23	52	18	14	(1)	0

Operating profit before taxes	175	353	149	30	73	92	47
Taxes	52	112	62	6	22	29	17

Net operating profit	123	241	87	24	51	63	30

Restructuring charge & CLA	287	61	2	2		56	1
Taxes on restructuring charge	(99)	(21)	(1)	(1)		(20)

Net operating profit, incl. special items	(65)	201	86	23	51	27	29

Efficiency ratio	74.6%	56.7%	62.3%	67.1%	52.7%	68.1%	73.0%
Staff (fte)	19,846	17,159	26,800	4,616	1,772	3,960	1,919
(in billions of euros)
Total assets	86.6	73.4	14.0	5.3	38.3	15.3	1.0
Risk-weighted assets	55.5	53.8	9.3	4.4	22.8	6.8	1.2

	WCS	GF/GS	Private Equity	Group (excl. cons.eff.)	cons. effect*	Group (incl. cons.eff.)

Net interest income	267	69	(12)	2,151	(10)	2,141
Net commissions	471	(11)	4	1,206	0	1,206
Trading income	221	(18)	1	282	0	282
Result from financial transactions	33	4	267	284	(33)	251
Result from equity participations	39	26	0	101	0	101
Other operating income	61	3	(24)	419	0	419
Net sales private equity holdings	0	0	0	0	466	466

Total operating income	1,092	73	236	4,443	423	4,866
Operating expenses	1,202	(4)	18	3,192	135	3,327
Goods & materials private equity holdings	0	0	0	0	287	287

Total operating expenses	1,202	(4)	18	3,192	422	3,614
Operating result	(110)	77	218	1,251	1	1,252
Provisioning	(5)	24	1	167	0	167

Operating profit before taxes	(105)	53	217	1,084	1	1,085
Taxes	(65)	(11)	1	225	1	226

Net operating profit	(40)	64	216	859	0	859
Discontinued operations (net)	0	1,065	0	1,065	0	1,065

Profit for the period	(40)	1,129	216	1,924	0	1,924

Restructuring charge & CLA	381	177		967		967
Taxes on restructuring charge & CLA	(110)	(60)		(312)		(312)

Net operating profit, incl. special items	(311)	1,012	216	1,269	0	1,269

Efficiency ratio	110.1%			71.8%		74.3%
Staff (fte)	17,366	3,867	115	97,420
(in billions of euros)
Total assets	431.1	60.6	1.9	727.5
Risk-weighted assets	72.9	3.0	1.9	231.6

*	The effect of breaking out the net operating profit of EUR 4 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 5a

Breakdown income statement year 2005
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	2,785	2,269	2,164	363	513	480	6
Net commissions	668	643	352	193	10	594	596
Trading income	54	94	52	25	0	42	14
Result from financial transactions	0	43	0	6	1	8	55
Result from equity participations	14	4	37	73	17	1	18
Other operating income	163	430	370	47	330	100	23

Total operating income	3,684	3,483	2,975	707	871	1,225	712
Total operating expenses	2,675	2,236	1,730	369	381	891	501

Operating result	1,009	1,247	1,245	338	490	334	211
Provisioning	277	21	363	67	26	6	0

Operating profit before taxes	732	1,226	882	271	464	328	211
Taxes	223	355	238	58	149	73	40

Net operating profit	509	871	644	213	315	255	171

Efficiency ratio	72.6%	64.2%	58.2%	52.2%	43.7%	72.7%	70.4%

	WCS	GF/GS	Private Equity		Group (excl. cons.eff.)	cons. effect*	Group (incl. cons.eff.)

Net interest income	1,061	(305)	5		9,341	(280)	9,061
Net commissions	1,718	(28)	0		4,746	0	4,746
Trading income	1,915	(32)	7		2,171	2	2,173
Result from financial transactions	544	607	431		1,695	35	1,730
Result from equity participations	2	114	0		280	0	280
Other operating income	101	23	7		1,594	(6)	1,588
Net sales private equity holdings	0	0	0		0	3,637	3,637

Total operating income	5,341	379	450		19,827	3,388	23,215
Operating expenses	4,699	(95)	130		13,517	847	14,364
Goods & materials private equity holdings	0	0	0		0	2,519	2,519

Total operating expenses	4,699	(95)	130		13,517	3,366	16,883
Operating result	642	474	320		6,310	22	6,332
Provisioning	(241)	95	34		648	0	648

Operating profit before taxes	883	379	286		5,662	22	5,684
Taxes	178	(50)	(45)		1,219	22	1,241

Net operating profit	705	429	331		4,443	0	4,443

Efficiency ratio	88.0%				68.2%		72.7%

*	The effect of breaking out the net operating profit of EUR 7 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Appendix 5b

Breakdown income statement 2004
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM

Net interest income	2,508	2,227	1,507	237	416	416	4
Net commissions	631	610	317	173	18	544	535
Trading income	36	100	(1)	15	0	45	9
Result from financial transactions	1	(261)	2	6	3	1	10
Result from equity participations	32	1	10	44	0	14	2
Other operating income	81	498	149	84	235	59	34

Total operating income	3,289	3,175	1,984	559	672	1,079	594
Total operating expenses	2,503	2,025	1,295	344	290	788	442

Operating result	786	1,150	689	215	382	291	152
Provisioning	173	143	219	41	9	0	0

Operating profit before taxes	613	1,007	470	174	373	291	152
Taxes	195	295	168	34	107	86	46

Net operating profit	418	712	302	140	266	205	106
Discontinued operations (net)	0	0	0	239	0	0	0

Profit for the period	418	712	302	379	266	205	106

Restructuring charge	287	61	2	2		56	1
Taxes on restructuring charge	(99)	(21)	(1)	(1)		(20)

Profit for the period, incl. special items	230	672	301	378	266	169	105

Efficiency ratio	76.1%	63.8%	65.3%	61.5%	43.2%	73.0%	74.4%

	WCS	GF/GS	Private		Group	cons.	Group
			Equity		(excl.	effect*	(incl.
					cons.eff.)		cons.eff.)

Net interest income	1,599	(3)	(32)		8,879	(83)	8,796
Net commissions	1,728	1	8		4,565	0	4,565
Trading income	1,138	(36)	4		1,310	(1)	1,309
Result from financial transactions	41	472	660		935	(27)	908
Result from equity participations	83	20	0		206	0	206
Other operating income	113	6	(24)		1,235	0	1,235
Net sales private equity holdings	0	0	0		0	2,616	2,616

Total operating income	4,702	460	616		17,130	2,505	19,635
Operating expenses	4,402	86	115		12,290	834	13,124
Goods & materials private equity holdings	0	0	0		0	1,665	1,665
Total operating expenses	4,402	86	115		12,290	2,499	14,789

Operating result	300	374	501		4,840	6	4,846
Provisioning	(8)	23	16		616	0	616

Operating profit before taxes	308	351	485		4,224	6	4,230
Taxes	38	85	22		1,076	6	1,082

Net operating profit	270	266	463		3,148	0	3,148
Discontinued operations (net)	1	1,207	0		1,447	0	1,447

Profit for the period	271	1,473	463		4,595	0	4,595

Restructuring charge & CLA	381	177			967		967
Taxes on restructuring charge & CLA	(110)	(60)			(312)		(312)

Profit for the period, incl. special items	0	1,356	463		3,940	0	3,940

Efficiency ratio	93.6%				71.7%		75.3%

*	The effect of breaking out the net operating profit of EUR 15 million to the specific income statement line items of private equity holdings that are required to be consolidated under IFRS.

Application of IFRS by ABN AMRO	Appendix 6

Status of presented data

The 2005 and 2004 financial data has been prepared in accordance with IFRS standards adopted by the European Union on 31 December 2005.

The 2004 financial statements were the last financial statements prepared in accordance with Dutch GAAP. Like all other EU listed companies, we adopted IFRS for external reporting purposes as of 1 January 2005. In order to provide shareholders with comparative data throughout 2005, we made a transition to IFRS on a dual reporting basis as from 1 January 2004. This transition incorporated the impact of applying all IFRS statements to our assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases). Comparative data is unaudited and will remain so until we issue our full IFRS financial statements in March 2006. For this reason, among others, changes may be required to the presented comparatives.

In many respects the change to IFRS has been a gradual process for Dutch organisations, due to the direct inclusion of many IFRS standards within Dutch GAAP. However, IAS 39 Financial Instruments, which is the main IFRS standard impacting banks, was not incorporated into Dutch GAAP. This standard, which extends the use of fair values, causes most of the differences discussed below (see Key Differences between Dutch GAAP and IFRS). A full set of our Dutch GAAP policies is available in our 2004 Annual Report.

Key differences between Dutch GAAP and IFRS

Dutch GAAP	IFRS

Consolidation

Dutch GAAP allows certain controlled investments not to be consolidated. One such exemption applies to Private Equity investments.	IFRS requires all controlled investments to be consolidated. This impacts a number of our Private Equity investments. To improve transparency we will present Private Equity separately, with its own Profit & Loss statements.

Goodwill and Other Acquired Intangibles

Goodwill, including other acquired intangibles arising from acquisitions of subsidiaries and participating interests, is charged against shareholders' equity.	Goodwill represents the excess of the purchase price of investments in subsidiaries and associates over the estimated market value of net assets at the acquisition date. Goodwill is capitalized and deemed to have an indefinite life and therefore not amortized; however, it is subject to annual impairment tests. Other acquired intangibles, such as the value of purchased core deposits, client lists, mortgage service rights and contractual rights are capitalized and amortized over their respective useful lives. Under IFRS this requirement is applied prospectively; therefore, there is no impact on shareholders’ equity at January 1, 2004.

Preference Shares and Trust Preferred

Preferred securities issued by us are presented as equity and trust preferred securities as minority interest.	IFRS requires the reclassification from equity to debt of preferred securities and a reclassification of trust preferred securities from minority interest to liabilities because we, the issuer, do not have full discretion regarding payment of dividends. Consequently, the cost of servicing these securities will be reported as interest expense.

Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortized and reported as interest over the term of the debt securities. Net capital gains realized prior to maturity date in connection with replacement operations are recognized as deferred interest and amortized over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve.	All bonds and similar debt securities included in the investment portfolio that are traded on an active market are typically classified as “available for sale.” If certain conditions are met, a ‘Held to Maturity’ designation is permitted. Held to Maturity investments continue to be valued at amortized cost. IFRS requires that investment securities classified as available for sale be stated at market value. Unrealized gains and losses together with gains and losses on designated derivatives in an IFRS hedge relationship are reported, net of taxes, in a separate component of shareholders' equity. Realized gains and losses are recognized into income on disposal. Impairment losses are recorded in income.

Loan Provisioning

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a fund	The fund for general banking risks is considered to be a general allowance for loan losses. General loan loss reserves are not permitted

Dutch GAAP	IFRS

for general banking risks.	under IFRS. Therefore, the fund is transferred to Shareholders’ Equity at January 1, 2004.

Under Dutch GAAP, certain general provisions were maintained.	Under IFRS, it is required to make a provision for incurred but not identified loan losses. This provision is calculated on a portfolio basis based on expected recoveries.

Under Dutch GAAP, specific provisions against non-performing loans are determined by estimating expected recoveries on an undiscounted basis.	Under IFRS, specific loan provisions should be determined by reference to expected recoveries on a discounted basis.

Derivatives Used for Hedging Purposes

Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. The periodic cash flows are recorded in income as incurred.	Under IFRS, all derivatives are recognized as either assets or liabilities and measured at fair value. If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge, together with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Any ineffectiveness is reflected directly in earnings.

Fair Valuation – Private Equity

Under Dutch GAAP, Private Equity investments are typically held at cost (less impairment where required).	Under IFRS, Private Equity investments that are not controlled are to be held at fair value with changes in fair value reported through income.

Other Fair Value Changes

Under Dutch GAAP, instruments issued or purchased with embedded features were accounted for as one position.	IFRS requires embedded features that are considered not to be closely related to the host instrument to be separated, classified as a derivative and recorded at fair value.

Under Dutch GAAP, the trading book is held at fair value.	Under IFRS, the trading book is also held at fair value, however, specific guidance is given on how to account for fair value upon initiation of a contract. The IFRS rules require any profit or loss apparent on ‘day one’ not determined by direct reference to a market price to be recognized in the period in which the value of such instruments become observable.

Under Dutch GAAP, market values are determined by reference to mid-prices.	IFRS requires the use of bid/offer valuation techniques.

Mortgage Servicing Rights

All mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are amortized in proportion to, and over the period of, net estimated servicing income.	The IFRS policy for mortgage servicing rights is generally consistent with Dutch GAAP. However, the carrying amount of servicing rights under IFRS does not include deferred gains and losses on derivative hedges realized subsequent to January 1, 2004. Under IFRS,

Dutch GAAP	IFRS

The carrying amount or book basis of servicing rights includes the unamortized cost of servicing rights, deferred realized gains and losses on derivative hedges, valuation reserves and unamortized option premiums on outstanding hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment.

the components of the carrying amount of servicing rights include their unamortized cost and the basis adjustment arising from open fair value hedges of servicing rights.

The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.

Property and Development

Bank premises, including land, are stated at current value based on replacement cost and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Property is stated at historical cost, less any adjustments for impairment, and depreciated on a straight-line basis over their useful lives.

Leasing

Under Dutch GAAP, the majority of our Leasing business was accounted for as a financing arrangement.	Under IFRS, a major part of our leasing business was assessed to be an operating lease. Operating lease accounting under IFRS requires the leased asset to be included within Property and Equipment and to be depreciated, with income booked as a form of rental.

Pension Costs

We adopted SFAS 87 under Dutch GAAP as of January 1, 2002. SFAS 87 prescribes actuarial computations based on current and future compensation levels taking into account the market value of the assets of the pension funds and current interest rates. We adopted SFAS 87 as of January 1, 1994.	With respect to pensions, IFRS allows to charge all cumulative actuarial differences against Shareholders Equity at January 1, 2004.

Share-based Payments

Under Dutch GAAP, equity settled share options schemes are recorded based on the intrinsic values at grant date, which in all cases is zero.	Under IFRS, the fair value of equity settled share options and other share schemes are initially assessed at fair value at grant date and charged to income over the vesting period.

Taxes

Deferred tax assets and liabilities are recorded on a discounted basis.	Under IFRS, both deferred tax assets and liabilities are established on a nominal basis.

Constant exchange rate and local currency performance

Throughout the above discussion, the financial results and performance compared with the previous period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of “constant exchange rates” or “local currency”. Both “constant exchange rates” and “local currency” exclude the effect of currency translation differences and is an IFRS financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the profit and loss account so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our Business Units in North America and Brazil in US dollars and Brazilian real into euros, as well as the various currencies making up our Wholesale Clients Strategic Business Unit.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of the businesses during the periods under review External stakeholders, such as business analysts, also use these measures.

However, we recognise that these measures should not be used in isolation and, accordingly, we begin with the comparable IFRS actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

Calculation of constant exchange rates and local currency performance

We calculate the comparable constant exchange rates performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the quarter ended 31 March 2005 are multiplied by the average monthly exchange rates of the first quarter of 2004 to compare with the results of the first quarter of 2004 on a constant basis.

The local currency performance is simply the local volumes of a single currency compared with a previous period. For example, the US dollar volumes reported by our North American Business Unit of 2005 compared with 2004.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.